UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

HOUSE HACK, INC.

(Exact name of issuer as specified in its charter)

Doing business as HouseHack and/or Reinvest.

Wyoming	88-3438856
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

8164 Platinum Street Ventura, CA	93004
(Address of principal executive offices)	(Zip code)

805-888-0846

(Registrant’s telephone number, including area code)

Non-Voting Common Stock

Series A Convertible Bonds

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the terms “House Hack,” “we,” or “the Company” refers to House Hack, Inc.

Forward Looking Statements

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Forward-looking statements in this Annual Report include, but are not limited to, statements regarding our real estate acquisition strategy; software, AI, and membership product development, including ReinvestAI, StockAI, the Meet Kevin Alpha Membership, the Meet Kevin Alpha Report, and AlphaAI; revenue recognition policies and estimated customer life; deferred revenue; research and development expenditures; capitalization of internal-use software; future financing activities; conversion of outstanding convertible bonds; potential public listing; potential acquisition; potential internal share repurchase, exchange, or reinvestment programs; potential decisions to remain privately held indefinitely; future valuation methodologies; insurance coverage; the assumption of certain Meet Kevin course and membership operations; the continued involvement, reputation, availability, and public commentary of our founder and Chief Executive Officer; and related-party arrangements.

Any discussion of a potential public listing, IPO, acquisition, internal repurchase program, exchange program, reinvestment program, or other liquidity event is aspirational and subject to substantial uncertainty. No such transaction has been approved, committed to, or guaranteed. Management may determine, in its sole discretion and subject to applicable law and Board approval where required, that remaining privately held indefinitely is in the best interests of the Company and its stockholders. Any future financing, exchange, reinvestment, tender offer, repurchase, or similar transaction would be conducted only pursuant to applicable law and appropriate offering, exchange, or transaction documents. Nothing in this Annual Report constitutes an offer to sell or a solicitation of an offer to buy any securities.

ITEM 1. Business

Business Overview

House Hack, Inc., doing business as Reinvest and/or HouseHack, is a founder-led real estate, software, and financial technology company built around a simple operating philosophy: find the wedge, improve the asset, build the tools, manage the operation, and reinvest for long-term compounding.

Investors in House Hack, Inc. are investing in an operating company pursuing a long-term real estate, software, and capital-allocation strategy. The Company is not a single-property vehicle, passive real estate syndication, software-only startup, investment fund, or traditional landlord. Management’s goal is to build a vertically integrated compounding company that combines long-term real estate ownership, AI and software development, in-house operations, conservative balance-sheet management, selected development, potential financing capabilities (since the company currently has no bank debt), treasury management, vocational rentals, and disciplined capital allocation.

The Company’s strategy begins with “wedge” investing. A “wedge” is an opportunity where management believes value is hiding in plain sight. It may be a property, asset, product, market, or business line that is undervalued, under-rented, under-renovated, underbuilt, under-marketed, misunderstood, mispriced, poorly operated, or capable of producing more income or value through better execution.

The Company is building around the following connected operating pillars:

1. Acquire wedge real estate.

The Company acquires single-family residences, multifamily properties, land, and development-oriented real estate that management believes may be undervalued, underimproved, under-rented, supply-constrained, mispriced, or capable of producing higher long-term value through renovation, redevelopment, better leasing, better financing, additional units, improved operations, or more effective property management. The Company’s efforts add rental supply to often competitive rental markets.

2. Improve and rent real estate.

The Company repairs, renovates, improves, leases, and operates properties with the goal of increasing rental income, property quality, tenant experience, operating efficiency, and long-term asset value. Management believes that value can often be created not only through acquisition price, but also through execution after acquisition, providing better value and better quality for tenants.

3. Develop new units and property improvements.

The Company may develop accessory dwelling units, additional rental units, property upgrades, and other improvements where management believes incremental development can increase income, utility, flexibility, or value. These projects may include renovations, conversions, additions, ADUs, outdoor improvements, parking improvements, and other property-level enhancements.

4. Develop selected land opportunities.

The Company may acquire, hold, entitle, improve, or develop selected land assets, including opportunities in high-barrier, supply-constrained, coastal, luxury, or otherwise attractive markets. This may include “spec” land or development-oriented opportunities where management believes long-term scarcity, location, entitlement potential, or market demand may create attractive upside.

5. Own real estate with a conservative balance sheet.

As of the date of this Annual Report, the Company owns its real estate without bank debt. Management believes this conservative balance-sheet approach provides flexibility to hold assets through market cycles, avoid forced selling, reinvest operating cash flow, pursue selective development opportunities, and make long-term capital-allocation decisions. Management believes it also provides long-term refinancing opportunities, should interest rates favorably fall.

6. Manage properties in house.

The Company conducts property-management activities internally and is developing in-house property-management systems and software intended to improve leasing, maintenance, tenant communication, asset management, reporting, data quality, and operating efficiency. Management believes that internal property management may improve responsiveness, reduce reliance on third parties, and create better feedback loops between real estate operations and software development. This software may be licensed to others in the future.

7. Build ReinvestAI.

The Company has converted its wedge-deal acquisition methodology into ReinvestAI, an in-house proprietary real estate AI platform designed to help the Company, investors, brokers, and buyers identify, analyze, rank, and value potential real estate opportunities in markets throughout the United States. ReinvestAI is intended to combine data, automation, valuation logic, local-market analysis, renovation assumptions, rental assumptions, and management’s wedge-investing framework into software that can scale beyond the Company’s own acquisition team.

8. Build StockAI and related software products.

The Company is developing StockAI, Alpha Membership features, Alpha Report tools, mobile-app features, and related software products intended to support public-market research, customer engagement, data-driven decision-making, and new revenue streams. These products may also support internal Company research, treasury management, and investor-facing educational tools.

9. Pursue licensing and financing capabilities.

The Company is evaluating licensing requirements and pursuing pathways that may support future lending, mortgage-related, or financing-related activities, including a California mortgage loan originator licensing process. If successful, these capabilities may allow the Company to participate in more parts of the real estate value chain, including acquisition, development, financing, management, software, and long-term ownership.

10. Reinvest cash flow and available capital.

Management’s long-term objective is to reinvest rental income, software revenue, membership revenue, treasury income, and available capital into real estate, development, software, treasury management, strategic investments, and other opportunities management believes can increase long-term value per share.

11. Build proprietary property management and inspection software.

The Company is developing in-house property management software intended to support leasing, tenant communication, maintenance coordination, rent collection workflows, vendor coordination, property-level reporting, asset management, portfolio analytics, and internal operating controls. Management believes that proprietary property management software may improve operating efficiency, data quality, responsiveness, tenant experience, and visibility into portfolio performance.

The Company is also evaluating inspection-related software intended to support property condition documentation, maintenance tracking, habitability monitoring, issue escalation, vendor workflows, tenant communication, and internal controls. This software is expected to be tested during 2026 and may be integrated with the Company’s broader property-management systems if successful.

The Company may use this software internally for its own real estate portfolio and may evaluate whether to make some features available to third parties in the future. No assurance can be given that the software will be completed, operate as intended, reduce costs, improve tenant experience, support third-party revenue, or create any competitive advantage.

Over time, the Company intends to pursue a vertically integrated model across real estate ownership, development, property management, software, data, AI, treasury management, and potentially lending or mortgage-related services. Management believes the combination of owned real estate, proprietary software, internal data, AI tools, in-house operations, and conservative capital allocation may create advantages that are difficult to replicate through any single business line alone.

In simple terms, the Company seeks to find value, improve value, operate value, build software around that process, and reinvest the results.

While management is conservative in its accounting judgments and risk disclosures, the Company’s long-term objective is to translate this wedge-focused, vertically integrated model into durable growth in real estate asset value, recurring software and membership revenue, and long-term value per share.

House Hack, Inc. is an operating company pursuing a long-term real estate, software, AI, and capital-allocation strategy. Investors own securities of House Hack, Inc., not direct interests in individual properties, software products, treasury assets, or future investment vehicles. The Company’s current strategy is to grow long-term value per share through real estate ownership, operations, software development, and disciplined reinvestment. Any future IPO, acquisition, tender offer, repurchase program, exchange program, MiniFund structure, or other liquidity mechanism is possible but not guaranteed.

Management continues to evaluate the best long-term liquidity path for investors. Potential paths may include a public listing, acquisition, tender offer, internal repurchase program, exchange program, reinvestment program, secondary transaction, or no liquidity event. No specific path has been approved or guaranteed. Management expects to evaluate these alternatives based on company scale, software performance, real estate performance, market conditions, regulatory costs, and long-term per-share value.

ReinvestAI

ReinvestAI is designed to assist customers in evaluating residential real estate investment opportunities and to support the Company’s own property acquisition activities. The platform is hosted and operated by the Company and is accessed by customers via the Meet Kevin mobile application and on reinvest.co (formerly househack.com). Customers do not obtain a license to the underlying software code.

The Company generates revenue from the ReinvestAI platform through two primary products: (i) ReinvestAI Lifetime Access, a one-time purchase providing ongoing access to the platform and its AI-driven analytics, and (ii) ReinvestAI 2-Year Beta Access, a fixed-term access product offered on a limited basis during the initial product launch. The ReinvestAI platform was enabled for pre-purchasing customers in the final week of December 2025 as an early access beta.

The Meet Kevin Alpha Membership

During the fourth quarter of 2025, the Company also began offering The Meet Kevin Alpha Membership, a lifetime access program providing members with premium content, tools, and features associated with the Meet Kevin brand and the Company’s related digital properties. The Meet Kevin Alpha Membership is delivered through the Meet Kevin mobile application and related online platforms, and is frequently promoted on the Meet Kevin Youtube channel.

Distribution and Delivery

The Company sells its technology products through the Teachable platform, which functions as a payment processing and course-delivery service. The Company retains control of the ReinvestAI and Meet Kevin Alpha Membership products before they are transferred to customers, sets pricing independently, and bears primary responsibility for fulfilling the customer experience.

Acquisition of Wedge Properties

The Company has a team that regularly reviews available real estate in various markets and also uses innovative artificial intelligence software intended to assist in identifying wedge properties. A “wedge property” is one that the Company believes is under its fair market value or one for which it is able to add value through renovations or where the value created in the property surpasses the cost of the renovations. A wedge property may also be one that is not operating at its highest and best use, including obtaining optimal rents. House Hack, Inc. cannot guarantee any fair market value assessment will be correct. The Company seeks to purchase these wedge properties, renovate them, rent them out, and then possibly strategically sell and/or package them together into some kind of investment vehicle to sell to investors so as to recapture capital principal and appreciation while possibly maintaining management of the properties and tenants until the Company’s interest is fully divested. In the marketing of this capital recapture plan, the Company refers to these as “MiniFunds”. This strategy may be subject to entirely separate regulatory approval and this Report does not imply that MiniFunds are possible or will succeed. Market sales may also be utilized in lieu of MiniFunds, which may increase exit costs. It is also possible the company may simply retain properties.

The Company, at some point, seeks to strategically develop and build rental properties.  The Company operates under the direction of the Company’s Officers and Board of Directors, the members of which are accountable to the Company and the Company’s shareholders. The Officers and Board of Directors will manage the acquisition and dispositions of the Company’s properties. Although the intention is to acquire SFRs and MFRs, the Board may use discretionary authority to decide which types of real estate may be acquired including commercial and raw land. While the Company was incorporated in June 2022, the Company has only actively purchased, renovated, and rented real estate since August 2023.

In traditional SFRs and MFRs investing, there are challenges to build tailored, yet diversified, SFR and MFR portfolios covering multiple markets to create attractive risk-adjusted long-term returns.

The Company aims to simplify real estate investing by eliminating barriers to entry and simplifying Investors’ participation in the SFR and MFR market by providing an efficient alternative to direct investing (avoiding the need to be on title, secure a mortgage, deal with agents, supervise rehabilitation teams and property managers, and address ownership and tenancy issues). However, it should be distinguished that Investors in the Bonds are not receiving equity in a real estate company that is expected to issue dividends as is typically provided in normal real estate holding companies. Instead, Investors are participating in a Company that seeks to create a system in which it acquires and renovates properties at what it believes to be below market prices, renovate them, efficiently manage them, and repackage them into various investment vehicles so that the interests in said properties can be sold either publicly on an exchange or privately to various groups, including hedge funds and pension funds, in order to recapture initial capital along with potential appreciation, if any. Public sales are also an option, especially after the Company becomes eligible for 1031-exchanges to repeat the wedge process in a potentially tax-efficient manner. This investment is highly speculative and illiquid as Investors will most likely not be provided with a method to sell their Bonds or their Converted Shares (if any) until a potential market is created for the purchasing and selling of the Bonds or Converted Shares , if ever. The Company’s goals and vision are tenuous and may very well fail. Investors should carefully evaluate the Company and only proceed once they fully understand the speculative risks involved.

Given HouseHack’s recent start in 2022, the Company has limited its real estate diversification to just two western states as it scales, with the majority of its holdings in California. While this helps localize resources, it limits the diversification goal of the Company at this time. The Company’s Founder has substantial expertise investing in California. However, while the Founder believes stricter development standards in more politically left-leaning states is beneficial to the Company due to restricted inventory / restricted new development, there can be no guarantee of this. Rent control or other anti-landlord friendly policies may restrict the growth of HouseHack, and the Founder’s suggestions that these are advantageous to the Company are mere opinions, which may or may not be true. The same is true for the Founder’s opinions on market conditions. There can be no guarantee that a “flood” of new construction will depress rents in Florida, Texas, or otherwise, which could affect valuations in those regions. This may not be true and may be a missed opportunity. The Company does intend to expand to these regions in the future, however the timing of such expansion is predicated on the leadership of the Company’s Founder and the best interpretation of market conditions and opportunities. With additional fundraising, the Company may expand to the Mountain West, Midwest, Northeast and/or South within the contiguous United States.

Company and Trends

As of year ending 2025, the Company has acquired 37 properties, including 32 single-family residences ("SFRs"), 4 multi-family residences ("MFRs"), and 1 raw land acquisition, located primarily in California and Utah. During the year ended December 31, 2025, the Company acquired 12 additional properties for an aggregate purchase price of $13,758,254, plus approximately $603,499 in improvement costs. The Company also invested $419,321 in improvements to properties acquired in prior years. The aggregate acquisition purchase price since inception is approximately $59.1 million. The Company has invested approximately $2.8 million in renovations on its properties. The properties are substantially leased as of the date of this Annual Report. Currently, the properties are wholly owned by the Company and not subject to any mortgage debt.

Trend Information

The Company has a limited operating history and only recently began generating revenue from operations across both its real estate portfolio and its early-stage software and membership products. The Company believes that the real estate market will continue to be strong and represent a valuable investment strategy for the Company. The Company creates its value by investing in wedge properties. The Company continues to monitor industry trends such as interest rates, inventory, and new legislation such as ADU laws in California.

Recently, the State of California has enacted legislation aimed at encouraging development of ADUs. These secondary units are built on existing properties and can offer sources of income for the homeowner. Development of ADUs is relatively affordable because there are no land costs and reduced infrastructure requirements.

In addition to real estate trends, management is monitoring adoption trends in AI-enabled tools, consumer demand for educational and membership products, and the broader funding environment for software and AI companies, as these factors may influence the growth trajectory of ReinvestAI, StockAI, and related offerings.

The company began accumulating real estate starting in August 2023. Our property operating costs will increase with additional acquired properties for real estate taxes, utilities and insurance but we expect that will be partially offset by additional rental income.

The company has benefited from increased rental income during 2024 as set forth above, while experiencing a reduction of investment interest income. We expect this trend to continue. The company will utilize invested capital, which will result in decreased interest income, in order to buy properties.

The company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the company’s control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the company’s financial condition and the results of its operations.

Rebrand to Reinvest

On September 27, 2025, the Company determined to rebrand some of its corporate operations and activities under the name "Reinvest." The Company is maintaining its official corporate name, House Hack, Inc., and is doing business as HouseHack and/or Reinvest. All securities issued by the Company, and all contracts entered into by the Company, are not affected by this rebrand.

The decision to rebrand was informed by several factors: (i) significant investor interest in the ability to reinvest bond yield payments back into the Company’s offerings; (ii) management’s increasing focus on reinvesting anticipated future technology revenues into the Company’s real estate portfolio; and (iii) the natural fit between the "Reinvest" concept and the Company’s ReinvestAI technology platform, which is intended to facilitate diversified real estate reinvestment opportunities for users.

House Hack, Inc. continues to own and operate all business activities conducted under the Reinvest brand, including the ReinvestAI technology platform. There are no separate operating entities. All holders of the Company’s securities continue to hold their respective interests in House Hack, Inc. and, by extension, the entirety of the operations conducted under the Reinvest brand. In practice, Reinvest represents the technology arm of House Hack, inc., while HouseHack represents the management arm.

The Company continues to maintain the househack.com URL, which redirects all internet traffic to reinvest.co. The online locations previously associated with the HouseHack brand have been updated accordingly. The Company posts material communications and notices regarding its ongoing operations at reinvest.co, on the @MeetKevin YouTube channel, and on other social media channels as may be permitted or required by applicable laws and regulations.

Reinvest is a brand and operating name used by House Hack, Inc. It is not a separate company. Securities holders continue to hold securities of House Hack, Inc. The Reinvest brand is currently used primarily for software, AI, investor-facing, and technology-related activities, while HouseHack continues to be associated with property management and real estate operations.

Assumption of Meet Kevin Course and Membership Operations

On or about November 1, 2025, the Company became the operator and service provider for certain Meet Kevin–branded course, Alpha Membership, Alpha Report, ReinvestAI, and related products that had previously been associated with The Paffrath Organization, Inc., an entity under common control with the Company. As of that date, the Company began servicing, supporting, developing, and recognizing revenue from these products through the Teachable platform, the Meet Kevin mobile application, the Reinvest platforms, and related delivery channels. The Reinvest Terms of Use describe this transfer of servicing responsibilities and revenue rights to the Company. The Company did not pay cash consideration for the transferred operations.

Because the transfer occurred between entities under common control, the Company accounted for the transfer in accordance with ASC 805-50, which requires that assets and liabilities transferred between entities under common control be recorded at the transferor's historical carrying basis rather than at fair value. The Paffrath Organization carried no recognized intangible assets or other carrying value attributable to the transferred course, membership, and related operations on its books. Accordingly, the Company did not record any asset or liability in connection with the transfer, other than recognizing revenue and deferred revenue from customer arrangements arising on or after the transfer date in accordance with the Company's revenue recognition policy. The Company has assessed whether the transferred set of activities met the definition of a business under ASC 805-10-55 and concluded that it did not, as the operations are substantially dependent on continued personal services, content creation, brand involvement, and customer engagement by Kevin Paffrath.

The transition increased the Company’s product lines and potential revenue, but may also expose the Company to service obligations and potential liabilities associated with prior product sales, customer expectations, refunds, chargebacks, advertising claims, intellectual property matters, data privacy issues, platform compliance, content licensing, and consumer-protection claims that arose under prior operations. The Company may inherit reputational risk relating to historical marketing or course content even where the Company was not the operator at the time.

Management believes that consolidating these operations within House Hack, Inc. better aligns the economics of the Meet Kevin brand with the Company’s software and AI strategy, creates additional opportunities for cross-sell and product integration, and may, if executed well, increase recurring revenue and customer engagement over time.

Board of Directors

As of December 31, 2025, HouseHack has contracts with one (1) of its Directors to provide additional services to the Company apart from serving on the Company’s Board of Directors. Ross Gerber provides regular and ongoing net asset value evaluations.

For the 2025 calendar year, the Company compensated one (1) of its Directors, Ross Gerber, for services provided under an independent contractor consulting agreement through Gerber-Kawasaki Inc. The Company did not pay any fees to its remaining Directors for their service on the Board during 2025. The Board of Directors may later be additionally compensated, at Mr. Paffrath’s discretion, in cash or stock options, in addition to any salaries or payments they may receive as an employee or independent contractor of the Company.

Full-Time Employees

As of the date of this Annual Report, the Company has three (3) full-time employees, including its officers, and one part-time employee with no other employees.

Legal Proceedings

In 2024, the Company had an earnest money dispute for a contested property purchase in Texas. The plaintiff (seller) alleges House Hack, Inc. breached the contract when it failed to deposit the earnest money, and is seeking $1,000,000. House Hack, Inc. denies the allegations and alleges fraud, breach of contract, and defamation against the seller. House Hack, Inc. maintains that seller’s disclosures were fraudulent and that it relied on those disclosures to its detriment when deciding to enter into the purchase agreement. Therefore, House Hack, Inc. asserts that it was relieved of any and all duties under the contract, including the earnest money deposit. The Company intends to continue to defend itself vigorously against this complaint.

Otherwise, the Company is not a party to any legal proceedings that, individually or in the aggregate, could have a material adverse effect on the Company's business, financial condition or operating results.

In 2023, The Department of Financial Protection and Innovation of the State of California alleged that Kevin Paffrath performed unlicensed investment adviser activities in violation of California Corporations Code section 25230 from at least May 30, 2021 through June 26, 2021 during fundraising livestreams that he held on his YouTube channel for his campaign for California Governor. Mr. Paffrath agreed to enter into a Consent Order to settle the matter without either admitting or denying that he had violated any California law or regulation. As part of the Consent Order, Mr. Paffrath agreed to desist and refrain from any unlicensed investment adviser activities and to pay an administrative penalty of $5,000.00. Prior to this claim, back in September 2022, Mr. Paffrath had passed his Series 65 license exam, permitting Mr. Paffrath to become a registered investment adviser representative at his SEC registered investment adviser firm and give licensed financial advice to the firm’s clients.

On March 15, 2023, Kevin Paffrath, and other media influencers became parties (“Defendants”) to a class action suit filed in the United States District Court in the Southern District of Florida (Miami Division) by a class action investor in connection with the Chapter 11 bankruptcy filings of cryptocurrency exchange FTX Trading Ltd. (“FTX”) and West Realm Shires Services Inc. (“West Realm”). The complaint alleges the Defendants promoted, assisted, and/or actively participated in the offer and sale of unregistered securities by FTX and West Realm, as well as allegation violations of the Florida Securities and Investor Protection Act, the Florida Deceptive and Unfair Trade Practices Act, and Civil Conspiracy. Mr. Paffrath has retained outside counsel specifically for this matter. On June 5, 2023, Mr. Paffrath and his counsel have negotiated a settlement agreement with the plaintiffs; however, this agreement is subject to judicial approval and may not be approved. The class action suit could divert the attention of Mr. Paffrath, which could have a material adverse effect on our business, results of operations, financial condition, and prospects. This case is currently still pending settlement approval by the Court.

Bankruptcy, Legal Proceedings, Regulatory Matters, and Investigations

Except as disclosed in this Annual Report, neither the Company nor, to the Company’s knowledge, its officers, directors, or affiliates have been the subject of bankruptcy proceedings, criminal proceedings, or other regulatory or judicial proceedings that management believes would be material to an evaluation of the Company or the integrity or ability of management.

The Company was the subject of an investigation by the staff of the Division of Enforcement of the Securities and Exchange Commission, captioned “In the Matter of House Hack, Inc.”, file reference HO-15114. The investigation began during the second quarter of fiscal year 2025. The Company cooperated with the staff’s requests throughout the matter, including by producing documents, property records, appraisals, general ledger and banking records, financial records, corporate records, access to course-member livestream materials, and other materials requested by the staff. By letter dated February 9, 2026, after a review process lasting approximately nine months, the staff advised the Company that it had concluded the investigation as to House Hack, Inc., and, based on the information available to the staff as of that date, did not intend to recommend an enforcement action by the Commission against the Company.

The Company has used the investigation and related document production process as an opportunity to further strengthen its internal controls, documentation, and disclosure practices, although there can be no assurance that future regulatory reviews will reach similar outcomes.

Pursuant to the guidelines set forth in Securities Act Release No. 5310, the staff’s notice expressly stated that it must not be construed as indicating that the Company has been exonerated or that no action may ultimately result from the staff’s investigation. The Company is not relying on the closure of the investigation as an endorsement, approval, or validation of its business, securities, disclosures, or operations, and is not using the matter for marketing purposes. The Company is disclosing the matter for completeness and to provide investors with balanced information regarding regulatory matters affecting the Company. The SEC has not approved or disapproved of the Company, its securities, its disclosures, its business model, or any offering materials, and investors should not interpret the closure of the investigation as regulatory approval or endorsement of any kind.

The Company also incorporates by reference the previously disclosed legal proceedings and regulatory matters described elsewhere in this Annual Report and in the Company’s prior filings, including those involving Mr. Paffrath in his individual capacity.

Risk Factors

The Company’s disclosures are intentionally conservative and are designed to describe risks, uncertainties, and alternatives clearly. Risk disclosure should not be read as management abandoning its long-term objectives. Management’s objective remains long-term growth in value per share, but the Company is avoiding promises about outcomes that depend on execution, markets, regulation, financing conditions, and Board decisions.

Potential Holding Company and Subsidiary Structure

The Company may determine to conduct certain operations or hold certain assets through wholly owned or majority owned subsidiaries, including limited liability companies formed for specific properties, business lines, software operations, financing activities, property management activities, or other purposes. In such structure, House Hack, Inc. may operate as a holding company that owns equity interests in one or more subsidiary entities.

A subsidiary structure may be used for asset segregation, liability management, financing, tax planning, operational management, property-level accounting, joint ventures, regulatory compliance, or other business reasons. However, there can be no assurance that any subsidiary structure will reduce risk, improve financing terms, simplify operations, or create tax or legal benefits. Subsidiary structures may increase administrative costs, accounting complexity, tax complexity, legal expenses, governance requirements, intercompany accounting, and compliance obligations.

Investors in House Hack, Inc. would continue to hold securities of House Hack, Inc., not direct ownership interests in any specific property, subsidiary, business line, software product, or asset, unless expressly provided in a separate transaction document. Claims of creditors of a subsidiary may have priority with respect to the assets of that subsidiary, and cash or assets held by subsidiaries may not always be freely available to House Hack, Inc. due to contractual, legal, tax, regulatory, solvency, or practical limitations.

If the Company forms property-level, operating, software, financing, treasury, or investment subsidiaries, intercompany transactions, allocations, guarantees, management fees, cost-sharing arrangements, contributions, distributions, and transfers of assets may create additional accounting, tax, legal, and disclosure complexity. Subsidiary financial results may be consolidated, accounted for under the equity method, or otherwise treated in accordance with GAAP depending on ownership, control, and applicable accounting guidance.

Stockholders and bondholders of House Hack, Inc. will not have direct ownership of, or direct claims against, any specific subsidiary, LLC, property, software product, treasury asset, or investment unless expressly provided in separate transaction documents. Their rights remain rights against House Hack, Inc. under the applicable securities or governing documents.

Company Communications and Designated Channels

The Company communicates with investors, customers, and the public through multiple channels, including its SEC filings on EDGAR, the Company’s websites (including reinvest.co and househack.com), the Meet Kevin YouTube channel and related YouTube channels, Reinvest social-media channels, X/Twitter, Instagram, livestreams, course-member communications and livestreams, the Meet Kevin mobile application, the Teachable platform, email updates, and other Company-designated channels. The Company has previously identified its designated channels in a Form 1-U filing.

Investors should not assume that any social-media post, livestream, course communication, app notification, or creator commentary constitutes an official Company disclosure unless it is expressly identified as such or is included in the Company’s SEC filings or formal investor communications. Any securities offering is made only through the applicable offering documents, and only where lawful. Nothing on the Company’s websites, videos, livestreams, apps, course materials, social-media content, or educational content constitutes an offer to sell or a solicitation of an offer to buy securities except through the official offering materials.

Treasury Management, Public Securities, Derivatives, and Private Investments

The Company has begun allocating a limited portion of its corporate treasury to publicly traded equity securities and related investment products as part of treasury management, liquidity management, strategic research, and business development related to the Company’s software, AI, Alpha, and StockAI initiatives. As of April 26, 2026, the Company’s public securities treasury allocation was less than $1.0 million and less than 10% of the Company’s cash and short-term investments.

The Company may in the future invest in or transact with additional treasury assets, which may include public equities, exchange-traded funds, options, other exchange-traded instruments, private-company securities, venture-capital-style investments, strategic minority investments, SAFE instruments, convertible notes, preferred equity, joint ventures, or other investments. The Company may make such investments for liquidity management, treasury management, strategic exposure, software research, StockAI development, business development, partnership opportunities, or other corporate purposes.

These positions are corporate treasury assets of the Company. They are not customer assets, investor assets, segregated accounts, managed accounts, model portfolios, investment funds, or investment products offered by the Company to users, members, bondholders, or stockholders. The Company may increase, decrease, hedge, liquidate, rebalance, write down, or otherwise modify these positions at any time based on liquidity needs, risk management, market conditions, software research, strategic opportunities, regulatory considerations, or management’s discretion.

Management currently intends that public equity treasury purchases be funded from software, membership, ReinvestAI, or other operating cash receipts rather than from investor offering proceeds or real estate operating cash flow; however, cash is fungible once received by the Company, and the Company’s treasury and capital allocation decisions remain subject to management discretion, applicable law, liquidity needs, accounting treatment, and Board oversight where required.

Treasury Investment Oversight

The Company may adopt, amend, or operate under internal treasury-management guidelines governing permissible treasury investments, position sizing, liquidity requirements, approval authority, prohibited transactions, employee or affiliate trading considerations, documentation, and reporting to management or the Board. These guidelines may change over time and may permit management discretion based on liquidity needs, risk management, market conditions, software research, strategic opportunities, and regulatory considerations.

No treasury policy can eliminate market risk, liquidity risk, conflicts of interest, regulatory risk, accounting risk, or the risk of loss. The Company may incur losses on treasury investments even if such investments are made in accordance with internal guidelines.

Treasury Securities Communication and StockAI

The Company’s current treasury strategy may reflect management’s thematic views, including views regarding artificial intelligence, software growth, productivity, disinflation, bandwidth demand, data infrastructure, AI chip and token commoditization, financial technology, real estate technology, and long-term interest-rate trends. These views are inherently uncertain and may be wrong. Companies, sectors, private investments, derivatives, or other instruments selected based on these themes may underperform, fail to benefit from the anticipated trends, or experience losses even if the broader themes prove correct.

Options, Derivatives, and Hedging Risk

The Company may in the future use options, derivatives, hedges, or other financial instruments for treasury management, risk management, strategic exposure, or research related to StockAI and other software initiatives. The Company’s treasury management strategy is focused on long-term capital allocation. While the Company primarily holds cash, cash equivalents, and U.S. Treasuries, it may allocate a limited portion of its corporate treasury to publicly traded equities or exchange-traded funds (ETFs) that align with management's long-term macroeconomic thesis.

Options and derivatives may produce losses even when the Company’s general market view is correct, and may increase earnings volatility. The Company may be required to post collateral, maintain margin, close positions at unfavorable times, or recognize gains or losses sooner than expected. The Company has not adopted any obligation to use options or derivatives and may determine not to use them at all.

The Company may use treasury management experience, market research, and public securities analysis to inform StockAI and related product development. However, there can be no assurance that the Company’s treasury activity will improve StockAI, produce commercially useful data, generate better AI outputs, improve customer adoption, or result in successful software products.

Private-Company and Venture-Style Investment Risk

The Company may in the future make private-company, venture-capital-style, strategic minority, SAFE, convertible-note, preferred-equity, joint-venture, or similar investments. These investments may be highly speculative, illiquid, difficult to value, and subject to total loss. Private-company investments may lack audited financial statements, may provide limited information rights, may be subject to transfer restrictions, may require additional capital, and may depend on future financing, product development, customer adoption, management performance, or liquidity events that may never occur.

Private-company investments may not generate cash flow, may be written down or impaired, may be diluted by future financings, may be subordinate to other securities, and may be difficult or impossible to sell. Such investments may also create additional conflicts, related-party issues, accounting complexity, tax complexity, valuation uncertainty, legal review, and regulatory considerations. There can be no assurance that any private-company or strategic investment will create value for the Company or support the Company’s software, AI, StockAI, or real estate strategy.

Liquidity Strategy and No Guarantee of Public Listing

Management has previously discussed in public communications, livestreams, and marketing materials a potential goal of pursuing an initial public offering or other public listing in the 2028–2030 timeframe. Those statements were and are goals only. They should not be understood as a guarantee, commitment, promise, or formal timeline for any IPO or public listing.

The Company is still evaluating the best long-term path for the business and its stockholders. A meaningful portion of that evaluation depends on where the software business is in 2027–2028, the maturity, revenue, profitability, and market acceptance of the Company’s software, AI, and membership products, the performance of the real estate portfolio, public market conditions, regulatory and ongoing compliance costs, audit and reporting costs, insurance availability and cost, the Company’s capital needs, the Company’s balance sheet, and other factors at the relevant time. Public-company compliance costs for micro-cap issuers can be substantial.

The Company is not obligated to pursue an IPO. Management may instead determine, in its sole discretion, that an acquisition, merger, tender offer, internal share repurchase program, investor exchange, or reinvestment program, another Board-approved liquidity mechanism, or no liquidity event at all is in the best interests of the Company and its stockholders, based on then-current market conditions, business performance, and regulatory and cost considerations. The Company may remain privately held indefinitely. Investors should be prepared to hold their shares indefinitely. There is currently no public market for the Company’s securities, and one may never develop. Although no specific liquidity path is guaranteed, management’s long-term decision-making is guided by a focus on maximizing per-share value and aligning any future liquidity opportunities with the Company’s real estate and software performance, balance sheet strength, and regulatory environment at the time.

Public Company Scale, Institutional Investor Considerations, and Internal Controls

If the Company were to pursue a public listing, management believes the Company’s size, market capitalization, public float, trading liquidity, analyst coverage, institutional investor eligibility, and business maturity would be important considerations. Certain institutional investors, index funds, analysts, banks, and other market participants may have minimum size, liquidity, governance, float, revenue, profitability, or market-capitalization thresholds before they will invest in, cover, lend to, or otherwise support a public company. Smaller public companies may experience limited analyst coverage, limited institutional ownership, wider bid-ask spreads, lower trading liquidity, greater stock-price volatility, and a higher relative burden from fixed public-company compliance costs.

If the Company becomes publicly traded, it may become subject to additional internal-control, disclosure-control, audit, governance, and reporting requirements, including requirements associated with the Sarbanes-Oxley Act of 2002. Preparing for and complying with these requirements may require additional personnel, outside consultants, accounting systems, internal controls, audit procedures, legal review, information-technology controls, cybersecurity controls, board processes, and documentation.

These costs may be significant and may be disproportionately burdensome for smaller public companies. The Company may determine that the fixed costs of public-company compliance would be better absorbed after the Company has achieved greater scale, revenue, profitability, market capitalization, or organizational maturity. There can be no assurance that the Company would be able to implement public-company controls and reporting systems on a timely or cost-effective basis, or that any such systems would prevent control deficiencies, material weaknesses, reporting errors, or restatements.

Public Market Volatility, Short-Selling, and Litigation Risk

If the Company’s securities become publicly traded, the market price of those securities may be volatile and may be influenced by factors that are unrelated or disproportionate to the Company’s underlying financial performance. These factors may include market momentum, investor sentiment, social-media commentary, macroeconomic conditions, interest rates, real estate market sentiment, technology-sector sentiment, short-selling activity, public commentary about the Company or its founder, trading volume, public float, liquidity, and general market conditions.

Publicly traded companies, particularly companies with significant retail investor participation, founder-led brands, complex business models, limited trading floats, or high public visibility, may be subject to short-selling campaigns, activist campaigns, negative media coverage, online criticism, litigation, or regulatory complaints. Such activity may focus on historical statements, public videos, investor communications, valuation methodologies, related-party transactions, real estate marks, AI or software claims, customer reviews, governance structure, founder control, or other matters.

Even if management believes such criticisms are inaccurate, incomplete, or misleading, responding to them may require significant time and expense and may distract management from operations. Negative public commentary, securities litigation, or trading volatility could adversely affect the Company’s reputation, customer acquisition, employee and contractor retention, fundraising ability, software revenue, membership revenue, and investor relations.

Public Listing May Reduce Strategic Flexibility

Remaining private may allow the Company to make long-term capital-allocation decisions without the same degree of public-market pressure, quarterly earnings expectations, activist pressure, or daily stock-price reaction that may exist for public companies. If the Company becomes publicly traded, management may face pressure to prioritize short-term results, quarterly performance, investor relations, analyst expectations, or public-market narratives over long-term compounding.

Although management would intend to continue pursuing long-term value creation if the Company became public, public-company status may change the Company’s operating environment, communication practices, governance burden, litigation profile, and investor-relations obligations. These changes could reduce management flexibility and increase costs.

Investment Company Act and Treasury Investment Limitations

The Company is not operated as an investment company and does not intend to become an investment company under the Investment Company Act of 1940. The Company’s treasury positions, including any public securities, options, ETFs, private-company securities, venture-style investments, or similar instruments, are intended to be limited corporate treasury assets held for liquidity management, strategic treasury management, software research, business development, and related corporate purposes, not as the Company’s primary business of investing, reinvesting, owning, holding, or trading securities.

The Company intends to monitor its assets and activities for Investment Company Act compliance, including the general 40% test under Section 3(a)(1)(C) of the Investment Company Act, which may apply if the value of an issuer’s investment securities exceeds 40% of its total assets, excluding government securities and cash items, on an unconsolidated basis, subject to applicable definitions, exclusions, rules, SEC guidance, and legal analysis. The Company currently expects to limit investment securities and similar treasury investments so that they remain below applicable Investment Company Act thresholds, including by maintaining such assets below 40% of relevant Company assets to the extent required and by consulting counsel as appropriate.

The Investment Company Act analysis is complex and depends on the Company’s asset composition, subsidiaries, holding-company structure, real estate assets, cash, government securities, public securities, private securities, derivatives, income sources, business activities, and how the Company presents itself to investors and the public. If the Company’s securities holdings, income, assets, or activities were to grow or change in a manner that caused the Company to be viewed as an investment company, or if regulators disagreed with the Company’s characterization of its activities, the Company could become subject to significant regulatory restrictions, registration requirements, operational limitations, compliance costs, enforcement risk, or the need to restructure, reduce, liquidate, or otherwise modify its treasury positions. Compliance with, or avoidance of, investment-company regulation may limit the Company’s ability to hold public securities, private securities, options, derivatives, or pursue certain treasury strategies.

The Company does not intend to hold itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities. The Company’s primary business remains real estate ownership and operations, software and AI product development, memberships, and related operating activities.

Potential Alternative Liquidity Mechanisms

In lieu of, or in addition to, a public market, the Company may from time to time explore alternative liquidity mechanisms. No such mechanism has been approved or guaranteed, and nothing in this Annual Report creates any redemption right, put right, mandatory buyback obligation, or other right to liquidity. Potential liquidity mechanisms could include periodic internal share repurchases, issuer tender offers, third-party tender offers, secondary transactions, mergers, acquisitions, exchange offers, or reinvestment programs, or other liquidity programs. The Company has no legal obligation to repurchase, redeem, exchange, or otherwise provide liquidity for any shares or bonds, to create any trading market, or to provide any liquidity to investors. No investor has any redemption right, put right, or right to demand a buyback.

Any future repurchase, exchange, reinvestment, or liquidity program would be subject to applicable law, available cash flow, real estate market conditions, software business performance, capital needs, solvency requirements, Board approval, tax considerations, accounting treatment, broker-dealer or platform requirements, securities-law qualification or exemption, and management’s assessment of the Company’s best interests at the time. The Company may never adopt any such program.

If the Company were to conduct any such program while remaining private, any repurchase price, exchange ratio, or transaction value may be based on internally calculated valuation, net asset value, third-party valuation, independent appraisal, formula-based valuation, financing valuation, or another methodology approved by the Board. Such valuations may rely on subjective inputs, including real estate values, capitalization rates, replacement-cost estimates, comparable sales, software revenue, annual recurring revenue, deferred revenue, customer-life assumptions, and revenue multiples. Any internally determined value may differ materially from the price that could be obtained in an open-market sale, public market transaction, liquidation, merger, or other third-party transaction.

Marketing and Public Communications Regarding Liquidity Strategy

The Company intends that future investor-facing communications, including offering materials, websites, app content, livestreams, YouTube videos, social-media posts, course-member communications, emails, newsletters, and webinars, be consistent with the disclosures in this Annual Report. References to a “path to IPO” should be understood as references to a potential liquidity strategy only, and not as a guarantee, promise, or commitment to conduct an IPO. The Company may use phrases such as “potential liquidity event,” “liquidity strategy,” “long-term value creation,” or “maximizing shareholder value” to describe future strategic options.

Marketing materials should not state or imply that an IPO is guaranteed, scheduled, promised, or required. Investors are participating in the Company’s real estate, software, and membership strategy with future management-directed liquidity opportunities that may include an IPO, an acquisition, internal share repurchases, exchange programs, other liquidity mechanisms, or no liquidity event at all. No liquidity event is guaranteed.

ReinvestAI Technology Platform

The Company developed and operates ReinvestAI (formerly known as “Wedge Finder”), a proprietary artificial intelligence–driven platform that analyzes residential real estate markets to identify potential “wedge” opportunities. The original Wedge Finder software was acquired from The Paffrath Organization in October 2022, after having begun development in 2018 using early neural-net technology. Following an extended assessment and redevelopment period, the Company engaged StartupHakk, LLC, a software consulting firm, to rebuild and expand the platform. Full-scale development of the rebuilt ReinvestAI platform commenced in July 2025 and continued throughout the remainder of the fiscal year, including the acquisition of dedicated graphics processing unit (“GPU”) hardware for training proprietary machine learning models, including Nvidia Blackwell chips, plus central processing units (“CPU”) hardware, for inference and data purposes.

Software, AI, and Membership Execution Risk

The Company’s software and membership products, including ReinvestAI, the Meet Kevin Alpha Membership, the Meet Kevin Alpha Report, Alpha AI / Kevin AI, StockAI, and related tools and educational content, are early-stage. ReinvestAI began limited pre-sale activity in late 2025, with broader release expected in 2026. StockAI and additional Alpha Membership features remain under development.

There is no guarantee that any beta, pre-sale, or early-stage product will successfully transition into a widely adopted commercial product, operate without material errors or outages, retain customers, achieve projected annual recurring revenue, justify current or future research and development expenditures, or support valuation multiples sometimes associated with mature software-as-a-service companies. The Company’s software division may never achieve the growth, margins, retention, ARR, valuation multiples, or market acceptance anticipated by management. At the same time, management believes that integrating proprietary AI and software tools with the Company’s existing real estate platform may, if successful, create diversified revenue streams and incremental operating leverage that would not be available from real estate activities alone.

The Company expects to continue to incur research and development, hosting, data, engineering, model, customer support, compliance, insurance, legal, accounting, cybersecurity, and marketing expenses related to these products. Such expenses may exceed the revenue these products generate, and may continue to do so for an extended period or indefinitely.

Property Management Software Risk

The Company’s property management software is under development and may not be completed, may not operate as intended, may contain errors, may require more time or capital than expected, and may not produce the operational efficiencies or cost savings anticipated by management. If the Company becomes dependent on internally developed software for leasing, rent collection workflows, maintenance, tenant communications, vendor coordination, reporting, or asset management, software errors, outages, data inaccuracies, cybersecurity incidents, integration failures, or poor user adoption could disrupt property operations.

Property management software may involve sensitive tenant, vendor, employee, payment, lease, property, maintenance, and operational data. Any failure to properly secure, process, store, or transmit such data could result in operational disruption, privacy claims, cybersecurity incidents, regulatory scrutiny, reputational harm, or litigation. The Company may need to incur additional engineering, cybersecurity, compliance, legal, support, hosting, data, and insurance costs to develop and maintain the software.

AI Output Accuracy and Advice Risk

The Company’s AI tools may generate outputs relating to real estate values, market rents, renovation estimates, “net worth boost,” “wedge,” equity, or upside estimates, property scores, deal rankings (including “More Likely / Less Likely / Not Likely” designations or similar), market commentary, technical and fundamental analysis, watchlists, educational content, and other analyses. These outputs are computational estimates derived from algorithms processing available data, and they are not appraisals, certifications, inspections, safety assessments, fiduciary recommendations, or guarantees. They may be incomplete, inaccurate, biased, outdated, or misunderstood by users.

AI outputs may contain errors, omissions, hallucinations, incorrect assumptions, delayed information, or statements that users may misconstrue as personalized investment, financial, legal, tax, real estate, appraisal, inspection, brokerage, lending, or safety advice. Consistent with the Reinvest and Meet Kevin Terms of Use, the Company does not intend its AI outputs, Alpha Content, ReinvestAI outputs, StockAI outputs, Alpha AI / Kevin AI outputs, livestreams, courses, reports, or educational materials to constitute individualized investment advice, legal advice, tax advice, financial planning, appraisal services, inspection services, brokerage services, fiduciary advice, or suitability recommendations.

Users and investors must independently verify AI outputs and consult their own licensed professionals before making financial, investment, tax, legal, real estate, renovation, lending, or securities decisions. If users rely on AI outputs without independent verification, the Company could face customer complaints, refund requests, chargebacks, reputational harm, regulatory scrutiny, litigation, or claims that the Company provided inaccurate, misleading, or unlicensed advice. Consistent with the applicable Terms of Use, the Company disclaims warranties as to accuracy, completeness, reliability, timeliness, and freedom from error of all AI outputs and educational content. The Company’s goal is to provide tools that help users frame questions, compare scenarios, and understand potential real estate and market dynamics more efficiently, not to replace independent professional advice.

Founder Involvement in AI Training and Product Judgment

The Company’s AI products and related software tools may rely in part on training, rating, feedback, prompts, workflows, investment judgment, real estate judgment, and product direction provided by Kevin Paffrath. Software developers, contractors, and AI engineers may implement, tune, or modify models, systems, weights, interfaces, or workflows based in part on Mr. Paffrath’s feedback and domain expertise.

This founder-led training and product-development process may improve product differentiation but also creates key-person, bias, continuity, scalability, and quality-control risks. If Mr. Paffrath becomes unavailable, reduces involvement, changes his views, makes incorrect judgments, or if his training inputs are incomplete, biased, outdated, or misunderstood by developers or models, the quality, usefulness, accuracy, or commercial appeal of the Company’s AI tools may be adversely affected. The Company may not be able to replicate Mr. Paffrath’s domain expertise, public brand, or training input through employees, contractors, or third-party data sources.

StockAI, Treasury Updates, and Member Communications

The Company may provide transparency updates, educational commentary, screenshots, trade notices, treasury updates, or other communications regarding corporate treasury activity through Company-designated channels, the Meet Kevin mobile application, course-member communications, livestreams, Discord, email, or other platforms. These communications may include information regarding public securities, private investments, options, ETFs, sectors, themes, or other instruments purchased, sold, held, reduced, increased, considered, or analyzed by the Company.

Such communications are intended to provide transparency regarding Company operations, corporate treasury management, software research, and StockAI-related development. They are not personalized investment advice, investment recommendations, trade alerts for users to follow, model portfolios, managed accounts, securities research reports, or solicitations to buy or sell securities. Users, members, bondholders, and stockholders should not attempt to replicate the Company’s treasury transactions. Any attempt to replicate Company treasury activity may result in materially different pricing, timing, risk exposure, liquidity, tax consequences, and financial outcomes.

The Company’s treasury activity may be informed by management’s investment views, software research, AI-related themes, StockAI product development, and public-market commentary. However, StockAI, Alpha Membership, Alpha Report, educational content, member alerts, affiliated content, and creator commentary are separate from the Company’s treasury management activities. The Company intends to take a long-term approach to its public equity treasury positions, though it may adjust holdings based on macroeconomic conditions, software research, or capital needs. Moreover, the Company may hold, buy, sell, reduce, hedge, write options against, purchase options on, or exit positions before or after discussing securities, sectors, themes, or market conditions in educational content or member communications.

Communications regarding Company treasury positions do not create any obligation to update users regarding subsequent changes. The Company may change treasury allocations without advance notice, except as required by applicable reporting obligations. The Company may also restrict, delay, or discontinue treasury updates if management believes doing so is appropriate for legal, regulatory, operational, market, confidentiality, platform, or risk-management reasons.

Employee, Officer, Director, Contractor, and Affiliate Trading Risk

Officers, directors, employees, contractors, affiliates, and related persons may personally hold, buy, sell, or otherwise transact in public securities, private securities, options, or other instruments that are also discussed in Company content, StockAI outputs, Alpha Membership materials, Alpha Report content, treasury updates, or public commentary. These activities may create actual, potential, or perceived conflicts of interest.

The Company may adopt or modify policies relating to employee, officer, director, contractor, affiliate, or related-person trading, including restricted lists, blackout periods, pre-clearance procedures, disclosure requirements, or other controls. However, no policy can eliminate all conflicts, perception risks, regulatory risks, or litigation risks.

Treasury Update Timing and Completeness

Treasury updates, screenshots, allocation summaries, or member communications may be delayed, incomplete, approximate, summarized, or outdated by the time they are viewed. The Company may trade before or after any update, may change allocations without advance notice, and may not disclose every treasury transaction. The Company is not required, and does not commit, to disclose every transaction or to provide treasury updates within any specific period of time.

Any treasury basket, screenshot, allocation table, securities discussion, or treasury update is shown for Company transparency only. It is not a model portfolio, not a recommended allocation, not a managed account, not individualized advice, and not intended to be followed, mirrored, or replicated.

Conflicts and Perception Risks Related to Securities Commentary and Treasury Activity

Because Kevin Paffrath, Company personnel, affiliates, StockAI tools, Alpha Membership materials, Alpha Report content, educational content, and Company treasury activity may discuss, analyze, reference, buy, sell, hold, or evaluate public securities, private securities, options, sectors, themes, or companies, actual, potential, or perceived conflicts of interest may arise. The Company, Mr. Paffrath, affiliates, employees, contractors, or related persons may hold positions in securities or instruments that are discussed in educational content, member communications, public commentary, treasury updates, or software outputs.

Even where communications are intended to be educational, transparent, or operational, users, members, regulators, plaintiffs, or other parties may allege that such communications constitute investment advice, securities recommendations, promotional activity, selective disclosure, market-moving commentary, front-running, trading signals, conflicted communications, or undisclosed compensation. These risks may increase if the Company’s public securities positions, options, private investments, StockAI outputs, Alpha alerts, or management commentary relate to the same securities, sectors, issuers, or themes.

The Company may adopt, modify, or enforce internal policies regarding treasury trading, employee trading, affiliate trading, private investments, options, restricted lists, content review, restricted periods, disclosures, position sizing, or communications. No policy can eliminate all conflicts, perception risks, regulatory risks, or litigation risks.

Trade Notices and Long-term Treasury Securities Investments

The Company’s allocation of a portion of its treasury to public securities, options, ETFs, private securities, venture-style investments, or other financial instruments introduces risks that differ from the Company’s core real estate and software operations. Public securities and options may be volatile and may decline in value due to market conditions, interest rates, earnings results, competitive developments, liquidity, investor sentiment, regulatory developments, geopolitical events, macroeconomic conditions, or company-specific factors. Concentrated positions, smaller-cap companies, technology companies, financial technology companies, AI-related companies, options, derivatives, or companies tied to speculative investment themes may experience greater volatility.

Treasury investments may result in realized losses, unrealized losses, impairment charges, reduced liquidity, lower cash available for operations, lower cash available for real estate acquisitions, or increased earnings volatility. Public securities, private investments, and derivatives may also create additional accounting, tax, valuation, internal-control, disclosure, regulatory, and compliance obligations. The Company may not be able to liquidate positions at favorable prices when liquidity is needed.

The Company’s treasury investment strategy is not guaranteed and may change at any time. The Company may determine to increase, decrease, hedge, exit, write off, impair, or discontinue public equity, options, private-company, or other treasury allocations based on liquidity needs, risk management, market conditions, software research, regulatory considerations, or other factors.

Fair-Value Accounting and Earnings Volatility

Public equity securities and certain derivatives are generally measured at fair value, with changes recognized in earnings. As a result, the Company’s reported net income or loss may become more volatile even if the Company’s real estate and software operations are performing in line with management’s expectations. Unrealized gains or losses may not reflect realized cash proceeds and may reverse in future periods.

Data Provider and Third-Party Systems Risk

The Company’s software and AI tools may rely on third-party data sources, public records, MLS or MLS-like data, property data vendors, market data vendors, AI model providers, cloud and hosting providers, payment processors, app and course platforms (including Teachable), and other third-party systems. These data sources and systems may be incomplete, inaccurate, delayed, unavailable, discontinued, restricted, or subject to license changes. If the Company loses access to key data or third-party systems, or if data quality deteriorates, the Company’s products may become less accurate, less useful, more expensive to operate, or commercially nonviable. The Company may also face contractual, licensing, or regulatory exposure if data is used, displayed, interpreted, stored, or licensed improperly.

Public Commentary and Creator-Platform Risk

The Company’s software revenue, course and membership revenue, investor awareness, and brand visibility are heavily dependent on the public persona and media presence of Kevin Paffrath, including his YouTube channels, livestreams, social-media accounts, interviews, podcasts, course-member communications, app notifications, newsletters, and other public commentary. Mr. Paffrath frequently provides unscripted, real-time commentary on macroeconomic trends, real estate, financial markets, securities, politics, technology, and other topics.

Statements made by Mr. Paffrath on YouTube, social media, livestreams, interviews, podcasts, courses, newsletters, apps, or other creator channels are his personal commentary unless expressly identified as an official Company statement. Such statements do not constitute financial reporting, investment advice, legal advice, tax advice, official Company guidance, forward-looking guidance, or amendments to the Company’s SEC filings, offering materials, governing documents, bond instruments, subscription agreements, or other legal documents. To the extent any such statements address topics also covered in the Company’s SEC filings, the SEC filings control.

The Company is exposed to risks associated with Mr. Paffrath’s public profile, including algorithmic changes by third-party platforms, account restrictions, suspensions, or bans, demonetization, reputational harm, public backlash, regulatory or self-regulatory inquiry, litigation, and changes in audience size or engagement. Any of these events could materially harm the Company’s customer acquisition, software revenue, course revenue, membership revenue, investor relations, fundraising, and brand value.

Prior Public-Market Product Experience

Management and affiliates of the Company have prior and/or current experience with publicly traded investment products and public-market investor communications. Based on that experience, management believes that daily market pricing, public commentary regarding price movements, short-term performance comparisons, and investor reactions to market volatility can create meaningful distractions for management and may affect the tone, timing, and authenticity of public communications. These considerations are relevant to the Company’s evaluation of whether, when, and how to pursue any future public listing.

The Company’s management intends to evaluate any public-listing decision based on whether public-company status would improve long-term value creation, access to capital, liquidity, and strategic flexibility, after considering the potential costs, distractions, communication constraints, litigation risks, and public-market volatility associated with being publicly traded.

Selected Risk Considerations

An investment in the Company’s securities is speculative and illiquid, and involves substantial risk. Investors may lose some or all of their investment. These risks should be considered alongside the Company’s strengths, including a debt-free real estate portfolio as of the date of this Annual Report, founder co-investment in the Company’s securities, and early traction in software and membership products, although none of these strengths eliminates the risks described below.

Selected risks include the following:

No public market; potentially indefinite holding period. There is no public market for the Company’s securities, and one may never develop. The Company may remain private indefinitely. Investors should be prepared to hold their securities indefinitely. The Company has no obligation to conduct an IPO, sell the Company, redeem or repurchase shares, create a trading market, or provide any liquidity mechanism.

Concentration of voting control. Kevin Paffrath holds 100% of the Voting Common Stock and controls all major corporate decisions. Holders of Non-Voting Common Stock and shares issued upon conversion of convertible bonds will have no voting rights except as required by applicable law.

Dilution. The Company has issued and may continue to issue securities that materially dilute existing stockholders, including warrants, convertible bonds, options under the 2025 Nonstatutory Stock Option Plan (the “2025 Plan”), and additional securities issuable in future financings, acquisitions, compensation arrangements, or other transactions.

Real estate market risk. The Company’s real estate values may be adversely affected by interest rates, local market conditions, tenant issues, property damage, insurance costs, property taxes, zoning changes, environmental matters, and macroeconomic conditions.

Software and AI risk. The Company’s software, AI, and membership products are early-stage and may never achieve broad adoption, projected ARR, profitability, or valuation multiples associated with mature software companies. AI outputs may be inaccurate, incomplete, or misconstrued as advice.

Regulatory and litigation risk. The Company’s educational content, software tools, AI outputs, livestreams, and creator-led marketing may be alleged to constitute investment, legal, tax, real estate, appraisal, inspection, brokerage, lending, or other regulated activity. The Company has been the subject of an SEC investigation, the closure of which is described under “Legal Proceedings.”

Founder dependence. The Company’s operations and revenue depend materially on Kevin Paffrath’s reputation, public presence, and continued involvement, but operations are expected to continue if Mr. Paffrath dies, becomes disabled, or otherwise ceases to be involved (see “Founder Dependence and Continuity of Operations” below).

Insurance risk. The Company’s insurance may not cover all claims, business lines, AI/software risks, professional-services allegations, securities claims, intellectual property claims, data claims, or other losses.

Contractor reliance. The Company depends on outside contractors and third-party service providers for software development, accounting, bookkeeping, legal support, property operations, and other functions.

Related-party transactions. The Company has engaged in transactions with related parties, including the founder and family members and entities, and a software-development arrangement involving a family member of the Company’s Chief Operating Officer.

Political, Legislative, and Regulatory Risk Affecting Real Estate Ownership. The Company’s real estate operations may be affected by federal, state, and local political, legislative, regulatory, and enforcement developments. These may include changes in rent control, eviction procedures, tenant protections, affordable-housing mandates, zoning, building codes, property taxes, insurance regulation, environmental rules, short-term rental restrictions, lending rules, fair housing enforcement, antitrust or competition policy, and public policy targeting institutional or large-scale owners of residential real estate. Public criticism of large landlords, institutional ownership of residential housing, rent increases, housing affordability, or real estate investment strategies could result in new laws, investigations, enforcement priorities, reputational harm, or restrictions on the Company’s operations. Any such developments could increase costs, reduce rental income, limit rent growth, restrict evictions or lease enforcement, impair acquisition strategy, reduce property values, or otherwise adversely affect the Company’s business.

Audit and reporting costs. The Company currently intends to continue seeking PCAOB-level audits, regardless of whether it remains private or pursues a public listing. Such audits may provide additional reporting discipline, but may also involve higher costs, longer timelines, additional documentation requirements, and greater demands on management and advisors. The Company may change its audit approach in the future.

Expansion into new business activities. The Company has expanded, and may continue to expand, beyond long-term residential rental real estate into software, AI, memberships, educational content, public securities treasury management, potential financing activities, short-term rental or hospitality-adjacent operations, subsidiary structures, and other business lines. These activities may create risks, costs, conflicts, regulatory obligations, accounting complexity, and operational demands that differ from the Company’s original real estate strategy.

Luxury development and Marcella concentration risk. The Company owns two lots in the Marcella / Deer Valley East Village area and may pursue luxury development projects on those lots. These projects may require substantial cash expenditures, including an estimated approximately $15.0 million of development costs for the first lot if pursued as currently contemplated. Luxury development may create upside, but also involves significant risks, including cost overruns, permitting delays, contractor delays, design changes, market cyclicality, liquidity constraints, concentration in a single luxury resort-oriented market, and the possibility that completed project values or rental income may be lower than expected.

Property inspection and habitability risk. Insurance policies may exclude or limit coverage for certain habitability, maintenance, tenant, mold, water intrusion, or landlord-tenant claims. The Company is developing more formal inspection processes and inspection-related software, but inspections may not identify all issues, legacy conditions may exist, and more formal inspections may increase costs, tenant-relations burdens, privacy concerns, or compliance obligations.

Regulated Advice and Professional Services Risk

The Company’s educational content, software tools, AI outputs, livestreams, reports, memberships, and courses may be alleged by regulators, customers, plaintiffs, or other parties to constitute investment advice, financial advice, real estate advice, tax advice, legal advice, appraisal services, inspection services, brokerage services, lending advice, or other regulated activity, even where the Company intends such content and tools to be educational and informational only. If any such characterization is made, the Company may face licensing issues, enforcement inquiries, customer claims, rescission claims, penalties, litigation, reputational harm, or the need to modify or discontinue products. The Reinvest and Meet Kevin Terms of Use disclaim provision of personalized advice and require users to consult their own licensed professionals; however, the disclaimers may not be enforceable in all circumstances or jurisdictions.

Property Valuation and Allocation Risk

The Company’s real estate values, replacement-cost estimates, land allocations, building allocations, rent estimates, renovation estimates, and depreciation estimates involve significant judgment and may be inaccurate. Appraisals, local tax assessor data, insurance replacement-cost estimates, comparable sales, broker price opinions, internal models, AI-generated estimates, and management estimates may differ materially from actual market value or actual sale proceeds. Real estate values may decline due to interest rates, local market conditions, tenant matters, casualty events, insurance costs, property taxes, zoning, environmental issues, financing availability, or macroeconomic conditions. If real estate values are lower than expected, the Company’s net asset value, internal valuations, depreciation expense, borrowing capacity, investor perception, and liquidity options may be adversely affected. As discussed in Note 4 to the financial statements, the Company is refining its land/building allocation methodology, which is expected to increase depreciable basis and depreciation expense.

Property Inspection, Habitability, and Maintenance Risk

The Company owns and manages residential rental properties and is subject to risks relating to habitability, maintenance, repairs, tenant complaints, inspections, code compliance, water intrusion, mold, safety conditions, vendor performance, documentation, and property-management practices. These risks may increase as the Company’s portfolio grows, as properties age, as regulatory requirements evolve, and as insurance policies exclude or limit coverage for certain landlord-tenant or habitability-related claims.

The Company is developing more formal inspection processes and expects to test inspection-related software during 2026. These efforts are intended to improve issue detection, documentation, maintenance coordination, tenant communication, and property-management controls. However, inspections may not identify all issues, tenants may not report problems promptly, vendors may fail to perform adequately, software may contain errors, and legacy conditions may exist from periods before enhanced inspection procedures were implemented.

More frequent or formal inspections may also create tenant-relations issues, scheduling burdens, operational costs, privacy concerns, or compliance obligations. If the Company fails to maintain properties in compliance with applicable standards, or if tenants, regulators, insurers, or plaintiffs allege habitability or maintenance failures, the Company could face repair costs, rent abatements, penalties, claims, litigation, uninsured losses, higher insurance premiums, or reputational harm.

Luxury Market and Geographic Concentration Risk

The Company’s exposure to high-end resort-oriented real estate, including lots in the Marcella / Deer Valley East Village area, may create greater concentration risk than diversified long-term residential rental ownership. Luxury and resort markets may be more sensitive to interest rates, equity-market conditions, wealth effects, second-home demand, local development activity, tourism trends, seasonality, financing availability, construction costs, and buyer sentiment. Values in luxury markets may decline quickly or become illiquid during market stress.

Because the Company’s Marcella holdings are concentrated in the same general luxury community, adverse developments affecting that community, Deer Valley East Village, local permitting, local infrastructure, HOA or community rules, resort demand, construction costs, or buyer demand could disproportionately affect the Company’s expected returns.

Insurance May Be Inadequate

The Company maintains various insurance policies, which may include property, casualty, general liability, directors and officers, errors and omissions, technology errors and omissions, cyber, intellectual property, property management, business owner, and other policies. The Company’s insurance may not be adequate in amount, scope, type, or exclusions for the risks associated with its expanding business lines, which now include real estate ownership and management, software and AI tools, educational content, memberships, courses, creator-led marketing, investor communications, securities offerings, data licensing, intellectual property, and customer-facing financial and real estate tools.

Insurance policies may contain exclusions, sublimits, deductibles, retentions, prior-acts exclusions, professional-services exclusions, securities exclusions, AI or software exclusions, cyber exclusions, regulatory exclusions, intentional-conduct exclusions, punitive-damages exclusions, environmental exclusions, construction-defect exclusions, or other limitations that prevent or limit recovery. A claim that is uninsured, underinsured, excluded, subject to a high deductible, or disputed by an insurer could materially harm the Company’s financial condition, operations, reputation, and ability to continue executing its business plan. Insurance premiums, deductibles, exclusions, and coverage availability may also worsen over time.

The Company expects to continue reviewing its insurance program with experienced brokers and counsel as its business mix evolves; however, there can be no assurance that future coverage will be available on acceptable terms or that all material risks can be insured.

Insurance markets for residential rental properties have become more restrictive, and certain policies may exclude, limit, or reduce coverage for habitability-related claims, tenant claims, water intrusion, mold, maintenance conditions, deferred maintenance, code compliance, property management activities, or other landlord-tenant matters. These exclusions or limitations may increase the Company’s exposure to uninsured or underinsured claims, even where the Company maintains property, casualty, general liability, or other insurance coverage.

In response to changing insurance markets and evolving property-management risks, the Company is developing a more formal property inspection program and expects to test inspection-related software during 2026. The program is intended to improve documentation, maintenance workflows, issue detection, tenant communication, habitability monitoring, vendor coordination, and property-management processes. Historically, the Company sought to avoid unnecessary disruption to tenants and did not emphasize frequent intrusive inspections. As the Company scales and as insurance coverage becomes more restrictive, management believes more formal inspection procedures may be appropriate.

There can be no assurance that the Company’s inspection program or inspection software will identify all property issues, reduce insurance risk, prevent claims, improve tenant outcomes, or be completed or adopted as planned. Legacy property conditions, tenant-reported issues, maintenance deficiencies, habitability allegations, mold, water intrusion, code matters, or other issues may exist or arise despite the Company’s inspection and maintenance efforts. Any such matters could result in repair costs, tenant claims, regulatory complaints, litigation, reputational harm, uninsured losses, or increased insurance premiums.

Tariff, Supply Chain, and Construction Cost Risk

The Company’s renovation, repair, construction, ADU, and property-improvement activities may be affected by tariffs, trade restrictions, supply-chain disruptions, labor shortages, commodity prices, permitting delays, and increases in the cost of materials, appliances, fixtures, equipment, lumber, steel, electrical components, HVAC systems, solar components, and other construction inputs.

Increases in construction or renovation costs may reduce the profitability of wedge-property investments, delay stabilization, reduce expected returns, increase required capital expenditures, impair the Company’s ability to complete ADUs or renovations on budget, and reduce the value created from property improvements. The Company may not be able to pass these increased costs through to tenants or buyers.

Marcella / Deer Valley East Luxury Development Opportunities

The Company owns two lots in the Marcella community associated with the Deer Valley East Village expansion in Utah. Management believes these lots may provide the Company with exposure to a high-barrier, luxury, resort-oriented development market and may create opportunities for value creation through entitlement, design, construction, and eventual rental, sale, or long-term ownership.

The Company acquired one Marcella lot for less than $5.0 million, which management believes may currently have a market value above $6.75 million based on current market information available to management. The Company currently expects to begin construction on this lot in or around September 2026, subject to permitting, design, contractor availability, market conditions, financing availability, cash planning, and other factors. The Company currently estimates that development of this lot may require approximately $15.0 million of additional capital expenditures, although the final cost may be materially higher or lower.

The Company also acquired a second lot in the same general community for less than $5.75 million. Management currently expects development of the second lot may begin in or around late 2027, and expects that project to be smaller than the first Marcella project, although timing, scope, cost, and design remain subject to change.

These projects, if pursued, would represent a significant use of Company cash and management attention. Luxury development can create meaningful upside if completed successfully and if market conditions remain favorable, but it also introduces significant risks, including permitting delays, design changes, construction cost overruns, contractor delays, labor shortages, financing risk, luxury-market cyclicality, concentration risk, liquidity risk, weather and seasonality, insurance costs, HOA or community restrictions, local regulatory requirements, resale risk, and valuation risk. The Company may delay, resize, redesign, finance, partner on, sell, hold, or abandon development plans for either lot depending on market conditions, liquidity needs, construction pricing, regulatory approvals, and management’s assessment of long-term value creation.

Potential Short-Term Rental and Boat Dock Operations

The Company may evaluate or begin investing in properties, improvements, or amenities intended to support short-term rental, hospitality-adjacent, boat dock, marina, waterfront, or similar uses. These activities may differ from the Company’s primary long-term residential rental strategy and may involve additional operational, regulatory, insurance, permitting, zoning, environmental, safety, seasonality, maintenance, customer-service, and liability risks.

Short-term rental and waterfront-related operations may be subject to local permitting requirements, occupancy restrictions, transient occupancy taxes, homeowner association restrictions, coastal or environmental regulations, dock or marina rules, insurance limitations, boating-related safety risks, weather risks, casualty risks, and changes in local laws or enforcement priorities. These activities may also require higher operating expenses, furnishings, utilities, maintenance, guest support, cleaning, marketing, platform fees, and insurance than long-term residential rentals. There can be no assurance that any such investments will generate attractive returns or that the Company will continue or expand such operations.

EquityHack

A developing component of the Company’s wedge strategy is its EquityHack vision. The Company believes that wedge opportunities can be found in the financing of real estate assets. Currently there are millions of real estate owners that have a great deal of equity in their real estate, and wish to unlock that equity. The EquityHack program may provide a solution where the Company would provide a lump sum amount in exchange for reasonable repayment terms and a percentage of any future sale or refinancing of the property, secured by equity ownership or a debt position.

EquityHack plans to engage homeowners who may not have access to traditional methods of financing real estate such as bank re-financing or home equity lines of credit. The Company has a team of professionals who will work with homeowners to find an innovative and flexible solution of their funding needs.

Mortgage Loan Originator and Lending Licensing Risk

The Company is evaluating licensing, compliance, and regulatory requirements associated with certain real estate financing, lending, mortgage loan originator, or related activities, including potential applications through the California Department of Real Estate or other applicable regulators. The Company may not be approved for any license, approval may be delayed, and any approval may be subject to ongoing compliance obligations, examinations, audits, advertising restrictions, recordkeeping requirements, consumer-protection rules, state-law limitations, and supervisory obligations.

If the Company engages in lending, mortgage, shared-equity, home-equity, or financing-related activities without required licenses or in a manner regulators view as noncompliant, the Company could face enforcement actions, penalties, rescission claims, restitution obligations, litigation, reputational harm, or the need to modify, suspend, or discontinue such activities. The Company may incur additional legal, compliance, personnel, insurance, and technology costs to support any regulated financing activities.

Licensing may require state-by-state registration, approvals, compliance systems, examinations, disclosures, or supervision, which could be slow, expensive, delayed, denied, or impractical, and could limit or prevent expansion of the product.

ITEM 2. MANAGEMENT’S DISCUSSION, ANALYSIS OF FINANCIAL CONDITION, & RESULTS.

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2025 and 2024 should be read in conjunction with our financial statements and the related notes included in this Annual Report.

Overview

House Hack, Inc. (the “Company”) is a corporation organized on June 22, 2022 under the laws of Wyoming. The Company has been formed to invest, directly or through subsidiaries, in real estate assets throughout the United States. The Company is focused on acquiring single family residences (“SFRs”) and multi-family residences (“MFRs”), where management believes the property is priced below comparable properties, even when considering fix-up or improvements, in the same or similar areas. Hence, “wedge” properties. However, the Company may also invest opportunistically in other types of real estate properties or other investments. The Company's headquarters are in Ventura, California.

Operating Results

For the year ended December 31, 2025, the Company earned rental income of $2,455,813 as compared to $1,924,725 for 2024. The increase in rental income reflects a full year of operations from properties acquired in 2024 and partial-year income from twelve properties acquired in 2025. The Company also earned commission income of $203,153 in 2025 (none in 2024) from real estate brokerage activities, and Software and subscriptions, net of $48,094 in 2025 (none in 2024) from the Company’s ReinvestAI platform and Meet Kevin Alpha Membership products, with revenue commencing in late November 2025.

The Company currently presents software, membership, and related digital-product revenue on an aggregated basis. The Company may not separately disclose revenue by individual software product, membership product, course product, feature, channel, customer cohort, or sales campaign where management believes such disclosure could reveal competitively sensitive information, including pricing, product traction, customer acquisition performance, conversion rates, refund rates, platform economics, or launch strategy. The Company will continue to provide revenue disclosure at the level required by applicable accounting standards and securities laws.

Software and Membership — Cash Collected vs. GAAP Revenue. Because the Company recognizes lifetime-access software and membership sales ratably over an estimated two-year customer life under ASC 606, cash collected in a period materially exceeds GAAP revenue recognized. The following table reconciles these amounts for the year ended December 31, 2025:

Cash collected from software, membership, and related products: $1,115,003

Revenue recognized (included in Software and subscriptions, net): $ 48,094

Deferred revenue balance, end of period: $1,066,909

The deferred revenue balance is expected to be recognized ratably through November 2027, with $821,774 recognized in 2026. Investors should not equate current-period cash collections with current-period GAAP revenue. See Notes 3 and 4.

Property related costs were $787,537 in 2025 as compared to $709,668 in 2024. The increase was in line with the growing property portfolio. Property related costs includes utilities, repairs and maintenance, property taxes, and insurance.

Depreciation was $1,192,150 and $911,699 for the years ended December 31, 2025 and 2024, respectively, reflecting the expanded real estate portfolio.

General and administrative expenses were $1,843,704 for the year ended December 31, 2025 as compared to $5,295,026 for 2024. The prior year included non-recurring items of approximately $820,517 related to the forgiveness of a founder promissory note and accrued interest, as well as $257,577 in shares issued for services. The original promissory note was executed in connection with the issuance of founding shares. The Company did not issue cash proceeds to the founder under this note. This forgiveness related to founding shares of the company. Beginning in late 2024 and continuing through 2025, the Company substantially reduced general and administrative expenses by reducing internal headcount, eliminating excess internal roles, and increasing the use of outside contractors and third-party providers, including bookkeepers, legal counsel, accounting professionals, software developers, property-related contractors, and other service providers. This leaner operating model reduced cash expenses but increases operational dependence on third parties. If key contractors or service providers become unavailable, increase pricing, fail to perform, mishandle Company information, or terminate their relationship with the Company, the Company may experience delays, increased costs, compliance issues, financial reporting issues, customer-service issues, or operational disruption. The Company expects to continue using a contractor-led operating model for the foreseeable future.

Management believes this contractor-led structure has allowed the Company to preserve cash, redirect resources toward revenue-generating activities and research and development, and access specialized expertise on an as-needed basis, while remaining aware that over-reliance on third parties presents its own operational risks.

Research and development expenses were $419,338 for the year ended December 31, 2025 (none in 2024). These costs primarily consisted of internal time related to the preliminary project-stage activities for the ReinvestAI platform or non-technical development that did not qualify for software development capitalization.

During 2025 and continuing into 2026, the Company is increasing research and development activity for its software, AI, membership, and educational products, including ReinvestAI, StockAI, Alpha Membership features, the Meet Kevin Alpha Report, Alpha AI / Kevin AI, and related tools and services. ReinvestAI began limited pre-sale activity during the Black Friday week of 2025, with a broader release expected by the end of the second quarter of 2026, subject to development progress, data availability, customer adoption, and market conditions. The Company expects to continue investing in research and development, software engineers and contractors, data sources, infrastructure, app development, AI tooling, customer support, and related systems. These expenditures may increase operating losses, reduce GAAP net income, and may not result in commercially successful products or sufficient revenue to justify the investment. A portion of these costs may qualify for capitalization under ASC 350-40 in future periods; the remainder will be expensed as incurred.

Total other expense for the year ended December 31, 2025 was $(513,812) as compared to total other income of $190,718 in 2024. Other income (expense) was comprised primarily of interest income of $140,962 and $412,248 during the years ended December 31, 2025, respectively, dividend income of $186,402 and $129,052 during the years ended December 31, 2025, respectively, realized gain (loss) on investments of $1,868 and $(55,087) during the years ended December 31, 2025, respectively, and interest expense on convertible bonds of $829,071 and $295,495 during the years ended December 31, 2025, respectively. The increase in interest expense reflects a full year of interest on bonds issued in late 2024 plus $18.4 million of new bonds issued during 2025.

Interest income, dividend income, and realized gains (losses) on the sale of securities relate to investments in U.S. Treasury bills, which were initially classified as held-to-maturity and accounted for at amortized cost. In April 2024, these investments were reclassified as available-for-sale, and a significant portion was sold during 2024, resulting in higher interest income in 2024 compared to 2025 due to reduced investment balances thereafter.

Interest expense on convertible bonds was $829,071 for the year ended December 31, 2025, compared to $295,495 for the year ended December 31, 2024. If a substantial portion of the outstanding convertible bonds were to convert to equity on or after January 1, 2027, the Company’s future interest expense would be expected to decline meaningfully, which, together with rental and software revenue growth, could improve reported profitability even though depreciation and other non-cash charges may continue to reduce GAAP net income. There can be no assurance that any such conversion will occur on the expected timeline, in whole or in part, or that other expenses will not offset any reduction in interest expense.

Net loss was $2,067,022 and $4,800,950 for the years ended December 31, 2025 and 2024, respectively.

Land and Building Allocation

The Company allocates the purchase price of acquired real estate between land, building, and improvements based on management’s estimate of relative fair value at the acquisition date. Historically, the Company considered local tax assessor data as an input in allocating purchase price between land and building. However, Management is ultimately responsible for estimating the allocation based on estimated replacement costs, comparable sales or listing, and other relevant information in making fair value assessments.

An increase in the depreciable basis of buildings and improvements would increase depreciation expense and may reduce GAAP net income in current and future periods.

See Note 4 to the financial statements.

Liquidity and Capital Resources

As of December 31, 2025, the Company had cash of $12,515,114 and short-term investments totaling $3,366,156.

The Company has incurred losses since inception and has received minimal revenue, the company has raised funds through the following equity issuances:

●	August 2022 and September 2022, the company sold 1,000,000 shares of Voting Common Stock for $1,000,000 to Kevin Paffrath, see “Item 5. Interest of Management and Others in Certain Transactions” below for additional information.

●	From September 2022 through March 2023, the company sold units consisting a of a share of Non-Voting Common Stock and warrant coverage for $1 per unit in Regulation D offering. The warrant coverage was a sliding scale ranging from 55% (or a warrant to purchase .55 of a share of Non-Voting Stock) to 0%.In October 2022, the company issued 269,000 shares of Non-Voting Common Stock to an entity owned by its founder in exchange for certain software and intellectual property.

●	From November 2023 through December 2023, the company sold 15,211,338 shares of Non-Voting Common Stock in a Regulation A offering for gross proceeds of $15,211,338.

●	From February 2024 through May 2024, subsequent to exercise date of the warrant, the company also raised funds in a private placement under Regulation D for shares of Non-Voting Common Stock, offered at $2.00 per share. Through June 30, 2024, the company has issued 1,224,490 shares of Non-Voting Common Stock for gross proceeds of $2,448,980.

●	In April 2024, the Company called for warrant exercises related to the Company’s Regulation D Offering. Holders of the warrants had 60 days to exercise the warrants at $1.00 per share of non-voting common stock. As of May 2, 2024, the Company issued 5,199,184 shares of Non-Voting Common Stock for gross proceeds of $5,199,184.

●	In October 2024, upon the recommendation of outside counsel and broker-dealer advisers to facilitate proposed future offering plans, the Company decided to issue additional shares and warrants to those investors that participated in its Regulation D offering that was held from February to May 2024. These investors had invested in the Company at $2.00 per share during this offering, and the warrants were exercisable at $2.00 per share. The Company doubled these investors’ investments for this offering in order to bring their cost basis down to $1.00 per share so that all investors in the Company at that time would effectively be on equal footing with all investments at $1.00 per share. The warrant exercise price was also reduced to $1.00 per share.

●	Through a Private Placement Memorandum (“PPM”), the Company offered to accredited investors up to $200,000,000 in unsecured, convertible bonds (“Bonds”). The Bonds accrue interest at an annualized rate of 5% and are issued in principal amounts of $10,000. Each Bond is convertible into 7,143 shares of the Company’s Non-Voting Common Stock (the “Converted Shares”) at a fixed price of $1.40 per share. During the year ended December 31, 2024, the Company issued convertible bonds in aggregate of $10,445,000 to approximately 78 investors. During the year ended December 31, 2025, the Company issued additional convertible bonds in aggregate of $18,436,085 to approximately 640 investors, bringing the aggregate outstanding balance to $28,881,085 as of December 31, 2025.

Expected Marcella Development Capital Expenditures

The Company owns two lots in the Marcella community associated with the Deer Valley East Village expansion in Utah. Management currently expects to begin construction on the first Marcella lot in or around September 2026, subject to permitting, contractor availability, market conditions, liquidity, and final development planning. The Company currently estimates that development of the first lot may require approximately $15.0 million of additional capital expenditures. This estimate is preliminary and may change materially based on final plans, construction pricing, labor costs, materials, permitting, financing, design changes, weather, and market conditions.

The Company also owns a second Marcella lot that management currently expects may begin development in or around late 2027, although timing and scope remain subject to change. These projects may represent significant future cash uses and could reduce cash available for other real estate acquisitions, software development, treasury investments, operations, or other corporate purposes. The Company may delay, modify, finance, partner on, sell, or abandon one or both projects depending on liquidity needs, expected returns, market conditions, and management’s assessment of long-term value.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has commenced planned principal operations, and we plan to incur significant costs in pursuit of its capital financing plans, and has generated revenues but no profits since inception. As of December 31, 2025, the Company has an accumulated deficit of $7,404,584, cash of $12,515,114 and short-term investments totaling $3,366,156. The Company’s plans below are believed to alleviate substantial doubt.

Management Plans

Management believes that existing cash, cash equivalents, and short-term investments are sufficient to fund current operating expenses and planned capital expenditure requirements for at least one year from the date the financial statements were available to be issued. The Company may seek additional capital to fund growth initiatives, development projects, acquisitions, or other strategic opportunities, but management does not believe additional financing is required to sustain current operations during that twelve-month period. The Company may also choose to hold assets and wait for strategic opportunities, including disciplined real estate acquisitions, potential software and membership scaling, and potential future liquidity mechanisms, rather than pursuing growth or liquidity on terms management believes would not enhance long-term value per share. No assurance can be given that the Company will be successful in these efforts.

As of the date of issuance of these financial statements, management expects that its cash and cash equivalents, and short-term investments will be sufficient to fund its operating expenses, and capital expenditure requirements for at least one year from the date these financial statements are issued.

Plan of Operation

The Company plans to continue to identify and acquire a significant amount of wedge properties to add to its current real estate portfolio.

A “wedge property” is one that the Company believes (1) is under its fair market value; (2) it can add value through renovations; or (3) the value created in the property surpasses the cost of the renovations. A wedge property may also be one that is not operating at its highest and best use, including obtaining optimal rents. After acquiring wedge properties, the Company renovates them, rent them out, and then strategically sell and/or package them together into some kind of investment vehicle to sell to other investors so as to recapture capital principal and appreciation while maintaining management of the properties and tenants until the Company’s interest is fully divested. In the marketing of this capital recapture plan, the Company refers to these as “MiniFunds,” which are described further below.

Dilution Risk

The Company has issued and may continue to issue securities that could materially dilute existing stockholders. Potentially dilutive securities include outstanding warrants, outstanding convertible bonds, shares issuable upon conversion of those convertible bonds, options granted under the 2025 Plan, future option grants, future equity awards, future securities issued in financings, and any shares issued in acquisitions, compensation arrangements, exchange transactions, or other transactions. As of December 31, 2025, potentially dilutive securities consisted of 712,500 warrants, convertible bonds convertible into approximately 20,629,743 shares of Non-Voting Common Stock, and 185,941,746 stock options under the 2025 Plan. Because the Non-Voting Common Stock has no voting rights except as required by law, holders generally will not have voting power to approve or prevent future issuances, option grants, convertible securities, acquisitions, repurchases, exchange programs, or other capital-structure decisions. The 2025 Plan is structured to ensure management is only rewarded if extraordinary value is created for all shareholders. The options are subject to a strict five-year service cliff and require massive valuation milestones to vest. For example, no options will vest until the Company achieves an internal valuation of at least $200,000,000 (Tranche 1), and full vesting requires a $10,000,000,000 valuation. As of December 31, 2025, no tranches are currently probable of being achieved, reflecting the highly rigorous nature of these performance targets.

While the 2025 Nonstatutory Stock Option Plan authorizes a significant number of shares, the Board structured the Plan with stringent dilution-protection mechanisms to perfectly align with long-term shareholder value creation. Specifically:

Zero Realizable Value Today & 5-Year Lock-Up: The options are completely unvested and subject to a strict 5-year continuous service cliff (vesting no earlier than December 17, 2030, with limited exceptions for death, disability, or a Change in Control).

Aggressive Performance Hurdles: The Plan is heavily back-weighted. Insiders earn the vast majority of options only at the highest valuations ($3 Billion to $10 Billion), effectively requiring a ~2,000% to ~3,900% increase in enterprise value before full dilution occurs.

Tax-Driven IPO Alignment: Because these are Non-Statutory Stock Options (NSOs), this structure creates a natural financial incentive for insiders to pursue significant value creation and a potential future public listing to satisfy tax obligations. As of December 31, 2025, no tranches are currently probable of being achieved. Because nonstatutory stock options may create tax obligations upon exercise, option holders may need liquidity to exercise or satisfy related taxes. However, the Plan does not obligate the Company to pursue an IPO, listing, repurchase, tender offer, or other liquidity event.

The Plan is intended to align long-term service-provider incentives with substantial increases in Company value. Options remain unvested and generally unexercisable unless both service-based and performance-based conditions are satisfied. The Plan may result in significant dilution if performance thresholds are achieved, but those thresholds require substantial increases in Company value under the Plan’s valuation framework.

Private Valuation Risk

Because the Company is privately held, there is no public trading market establishing the value of its securities. Any valuation of the Company or its securities may be based on internal estimates, third-party valuations, independent appraisals, real estate book value, replacement-cost estimates, comparable sales, software revenue, ARR, deferred revenue, revenue multiples, discounted cash flow analyses, financing transactions, or other methodologies. These methodologies involve significant judgment and may produce values that differ materially from the price at which securities could be sold in an actual market transaction, an acquisition, or a public listing. Investors should not assume that any internal valuation, independent valuation, conversion valuation, option-plan valuation, NAV estimate, financing valuation, or management estimate represents the price at which they could sell their shares.

Convertible Bonds and Expected Conversion

As of December 31, 2025, the Company had $28,881,085 of outstanding convertible bonds (gross, before unamortized offering costs). Each $10,000 bond is convertible into 7,143 shares of Non-Voting Common Stock at a fixed conversion price of $1.40 per share, accrues interest at 5% per annum, and matures on December 31, 2032, subject to the terms of the bond instruments. If all bonds outstanding as of December 31, 2025 were converted, the Company would issue approximately 20,629,743 shares of Non-Voting Common Stock.

Beginning January 1, 2027, if the Common Stock price is at or above $1.40, the bonds will automatically convert in accordance with their terms. For the automatic conversion, if the Common Stock is publicly traded, the then-existing market price will be the price used to determine whether the conversion threshold is met. While the Company remains private, the Company will retain an independent valuation firm within 180 days of the beginning of each calendar year until maturity to perform the valuation for purposes of determining whether the conversion price threshold is met. Management believes certain internal metrics may support a valuation above the $1.40 conversion threshold; however, this internal view is preliminary, has not been determined for purposes of the bond conversion provisions, is not a public market price, and may differ materially from any valuation determined by an independent valuation firm, financing transaction, public market, or third-party buyer.

The Company is evaluating potential financing alternatives in 2026, which may include a securities offering, private financing, additional Regulation A offering, Regulation D offering, or other transaction. Management currently anticipates that any such financing, if pursued, may occur in or around the third quarter of 2026. No financing has been approved, no terms have been finalized, and there is no assurance that the Company will complete any financing, that any financing will be on favorable terms, or that any financing valuation will be above the $1.40 per-share conversion threshold or accepted as determinative for bond conversion.

Additional convertible bonds were issued after December 31, 2025, and the principal amount subject to conversion may increase, and the number of shares issuable upon conversion would increase accordingly.

Any conversion of outstanding convertible bonds would extinguish the related debt but would result in immediate and substantial dilution to existing holders of Non-Voting Common Stock, including any investors who purchase shares before such conversion. While conversion would dilute existing equity holders, management believes that extinguishing the related debt and interest obligations could, if achieved at a valuation supported by underlying performance, improve the Company’s balance sheet flexibility and alignment between bondholders and stockholders. Investors should not assume that their percentage ownership will remain constant. On a fully diluted basis — including outstanding shares, warrants, convertible bonds, and options — the Company’s share count may be materially higher than the number of currently issued and outstanding shares.

In addition to eliminating the principal balance of the converted bonds, any such conversion would be expected to reduce or eliminate future cash interest payments on the converted amount. Assuming similar levels of operating performance, a reduction in cash interest expense could make the Company’s operating results appear more favorable in periods following conversion, even though depreciation and other non-cash charges may continue to result in GAAP net losses. Investors should not assume that reduced interest expense alone will cause the Company to report GAAP profitability. Of course, any future fundraise that offered interest could offset such savings.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of December 31, 2025, the Company’s executive officers and directors and significant employees are as follows:

Name	Position	Age	Term of Office (Date of Appointment)	Approximate hours per week
Executive Officers
Kevin Paffrath	Chief Executive Officer and President	34	June 22, 2022 – Present	Full-time
McKay Thomason	Chief Operating Officer	26	October 1, 2023 – Present	Full-time
Lauren N. Paffrath	Chief Managing Officer	35	June 22, 2022 – Present	Full-time

Directors
Kevin Paffrath	Chairman of the Board	34	June 22, 2022 – Present
William Stewart	Director	70	June 22, 2022 – Present
Ross Gerber	Director	54	June 22, 2022 – Present

Business Experience of Management

Kevin Paffrath, Founder, Chairman of the Board, Chief Executive Officer, and President

Kevin Paffrath is the Founder, Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer, and President of House Hack, Inc., DBA HouseHack. Mr. Paffrath has over a decade of experience within the real estate industry. At age 18, Mr. Paffrath became a real estate agent and at 19, bought his first home. Two years later, Mr. Paffrath became a real estate broker and opened his own brokerage firm under The Paffrath Organization, DBA Meet Kevin, The No-Pressure Agent. By 2015, Mr. Paffrath was a top agent in Ventura County, California, selling over 50 properties himself in one year. To date, Mr. Paffrath has represented buyers and sellers on transactions of more than $150 million.  At The Paffrath Organization, DBA Meet Kevin, Mr. Paffrath has also purchased, managed, and sold over twenty single and multi-family “wedge” deals for his own portfolio during a period of approximately eight years. Mr. Paffrath had accumulated up to 27 properties, almost all “wedge deals”, before reducing to five to raise funds for new ventures by selling in the first two quarters of 2022. In 2018, Mr. Paffrath began sharing his knowledge on YouTube and by 2026, built a 2.02 million subscribers base, with over 700 million views on social media platforms. His videos seek to educate viewers about real estate, personal finance, stocks, taxes, credit investing, and building wealth. He has been featured in the New York Times, Forbes, Business Insider, CNBC, The Wall Street Journal, Politico, The Washington Post, and many more. Mr. Paffrath also interviews business and thought leaders, like Kevin O’Leary from Shark Tank, the CEO of Robinhood, M1 Finance, BlockFi, Ross Gerber, and billionaire Frank Guistra. Mr. Paffrath’s experience and passion for real estate, the economy, and investing have fueled growth for his businesses. Mr. Paffrath received his B.A. in Political Science from UCLA with additional studies in economics, real estate, and accounting. He graduated in 2014. Mr. Paffrath was also a registered investment adviser representative and has passed the SIE, Series 65, Series 7, Series 63, Series 24, Series 14, and Series 27 financial licensing examinations. In 2024, Kevin Paffrath became a licensed private pilot, and in 2025 became a licensed instrument-rated pilot, licensed multi-engine pilot, and an FAA type-certified Phenom 300e single-pilot. Some of these licenses or examinations were not or are not actively in use / held. Today, Kevin Paffrath is the licensing real estate broker for House Hack, inc.

Ross Gerber, Director

Ross Gerber is the Co-Founder, President, and Chief Executive Officer of Gerber Kawasaki Wealth and Investment Management (“GKM”), which began operations in 2021. Mr. Gerber oversees GKM’s corporate and investment management operations as well as serves individual clients. As of January 2022, GKM had grown to 46 employees, has over 10,000 clients, and $2.2 billion in AUM. GKM provides investment advice for the younger generation through its Get Invested program. In April 2021, GKM was one of the earliest registered investment advisors to partner with Gemini Company, LLC to offer digital assets to clients. Mr. Gerber has expertise in online marketing and social media. He is a co-developer of the Company’s iOS application - my-moneypage. Mr. Gerber has become an influential investor on social and in traditional media. He has been a guest on Bloomberg, Reuters, Fox Business, Yahoo Finance, CNN, CNBC and Cheddar TV. He has appeared on many of the most popular podcasts including Meet Kevin, HyperChange TV, The Dave Portnoy Show, The Pomp Podcast and many more. Mr. Gerber is also on the executive board and a past president of the Guardians of the Jewish Home in Los Angeles. Mr. Gerber received his B.A. in Communications from the University of Pennsylvania in 1993.

William Stewart, Director

William Stewart has over 35 years of real estate and professional property management experience. Mr. Stewart owned, operated and managed his own real estate office with multiple agents working under his leadership. During his real estate career, Mr. Stewart was a trainer of new agents while working for the Century 21 County Center. Mr. Stewart has held his broker’s license for over 35 years and has attended various courses in real estate throughout his career, such as the Century 21 Investment Specialist program. Mr. Stewart has personally bought and sold numerous income properties throughout his career. William Stewart is the father-in-law of Kevin Paffrath.

McKay Thomason, Chief Operating Officer

McKay Thomason is the Chief Operating Officer at HouseHack, where he has been a foundational leader since the company’s early stages. His technical background in capital markets is anchored by passing the Series 7, 65, 27, and SIE examinations, and he further bridges the gap between finance and field operations as a licensed real estate agent. In addition to overseeing the Company’s daily property management and coordinating the launch of its Regulation D and A offerings, McKay drives the company’s technological evolution through his work with the R&D team on ReinvestAI. His leadership refined by a two-year mission in Chile where he became fluent in Spanish and an early career in a high-growth sales startup encompasses the full spectrum of HouseHack’s growth, from property acquisition and large-scale renovations to staffing, logistics, and long-term operational robustness.

Lauren Paffrath, Chief Managing Officer

Lauren Paffrath serves as Chief Managing Officer of House Hack, Inc. Ms. Paffrath is married to Kevin Paffrath, the Company’s Chief Executive Officer, and is a related party. Lauren Paffrath has been a property manager since 18 years old and oversees the daily operations of our in-house property management business, tenant screening guidelines, and is involved in ReinvestAI training.

Legal Proceedings

In 2024, the Company had an earnest money dispute for a contested property purchase in Texas. The plaintiff (seller) alleges House Hack, Inc. breached the contract when it failed to deposit the earnest money, and is seeking $1,000,000. House Hack, Inc. denies the allegations and alleges fraud, breach of contract, and defamation against the seller. House Hack, Inc. maintains that seller’s disclosures were fraudulent and that it relied on those disclosures to its detriment when deciding to enter into the purchase agreement. Therefore, House Hack, Inc. asserts that it was relieved of any and all duties under the contract, including the earnest money deposit. The case was dismissed without prejudice in 2025, however was refiled by plaintiff in 2026. House Hack, Inc. will vigorously defend what it believes to be a fraudulent lawsuit.

Otherwise, the Company is not a party to any legal proceedings that, individually or in the aggregate, could have a material adverse effect on the Company's business, financial condition or operating results.

In 2023, The Department of Financial Protection and Innovation of the State of California alleged that Kevin Paffrath performed unlicensed investment adviser activities in violation of California Corporations Code section 25230 from at least May 30, 2021 through June 26, 2021 during fundraising livestreams that he held on his YouTube channel for his campaign for California Governor. Mr. Paffrath agreed to enter into a Consent Order to settle the matter without either admitting or denying that he had violated any California law or regulation. As part of the Consent Order, Mr. Paffrath agreed to desist and refrain from any unlicensed investment adviser activities and to pay an administrative penalty of $5,000.00. Prior to this claim, back in September 2022, Mr. Paffrath had passed his Series 65 license exam, permitting Mr. Paffrath to become a registered investment adviser representative at his SEC registered investment adviser firm and give licensed financial advice to the firm’s clients.

On March 15, 2023, Kevin Paffrath, and other media influencers became parties (“Defendants”) to a class action suit filed in the United States District Court in the Southern District of Florida (Miami Division) by a class action investor in connection with the Chapter 11 bankruptcy filings of cryptocurrency exchange FTX Trading Ltd. (“FTX”) and West Realm Shires Services Inc. (“West Realm”). The complaint alleges the Defendants promoted, assisted, and/or actively participated in the offer and sale of unregistered securities by FTX and West Realm, as well as allegation violations of the Florida Securities and Investor Protection Act, the Florida Deceptive and Unfair Trade Practices Act, and Civil Conspiracy. Mr. Paffrath has retained outside counsel specifically for this matter. On June 5, 2023, Mr. Paffrath and his counsel have negotiated a settlement agreement with the plaintiffs; however, this agreement is subject to judicial approval and may not be approved. The class action suit could divert the attention of Mr. Paffrath, which could have a material adverse effect on our business, results of operations, financial condition, and prospects. The settlement remains pending as of this filing.

From July 2023 through October 2025, the Company leased office space at 8164 Platinum Street from an entity controlled by Mr. Paffrath at a monthly base rent of $6,000. The Company acquired the property in October 2025, terminating the lease. See Note 9 — Related Party Transactions.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2025, we compensated our three highest-paid executive officers as follows:

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Kevin Paffrath	Chief Executive Officer	302,354	$41,648(1)	$344,002
Lauren N. Paffrath	Chief Managing Officer	302,354	$9,035(1)	$311,389
McKay Thomason	Chief Operating Officer	260,815	$7,788(1)	$268,603
Aggregate Annual Compensation for the Board of Directors				$60,000(2)

(1)	Other Compensation consists of Company contributions to employee health insurance coverage under the Company’s Anthem PPO plan and employer matching contributions to the Company’s 401(k) plan. For Mr. Paffrath, this includes $32,613 in health insurance and $9,035 in 401(k) matching contributions. For Ms. Paffrath, this includes $9,035 in 401(k) matching contributions. For Mr. Thomason, this includes $7,788 in 401(k) matching contributions.
(2)	Aggregate Board of Directors compensation consists of fees paid to Ross Gerber of $60,000 for financial statement review and net asset value evaluation services through Gerber-Kawasaki Inc. Mr. Stewart did not receive any compensation for his service on the Board of Directors during the year ended December 31, 2025. See Note 8 to the financial statements for additional disclosures regarding related party transactions.

Employment Arrangements

Officers

As of December 31, 2025, the Company had three (3) full-time employees, including its officers, and one part-time employee. During 2024, the Company downsized its workforce and outsourced significant functions including construction, software development, and accounting. The Company has continued to operate with this leaner structure throughout 2025, supplementing internal resources with independent contractors and third-party service providers as needed.

As of January 27, 2025, all employees of the company, including Kevin Paffrath, receive a salary and employee benefits, including health insurance and 401(k) contributions. Employees are presently compensated through a third-party payroll and benefits provider that is controlled by the Company’s Founder, which may mean employees’ actual hours and percentage of time dedicated to work at HouseHack may vary. Employee compensation and benefits or other Company expenses may change at any moment without advanced notice. Additionally, to date, Mr. Paffrath has provided the use of his private plane to the Company without any reimbursement for travel or operating costs. Through October 31, 2025, Mr. Paffrath provided the use of an aircraft through affiliated entities without reimbursement by the Company. The aircraft was sold on October 31, 2025 and is no longer available to the Company.

Board of Directors

As of December 31, 2025, HouseHack has contracts with one (1) of its Directors to provide additional services to the Company apart from serving on the Company’s Board of Directors. Ross Gerber provides regular and ongoing net asset value evaluations.

For the 2025 calendar year, the Company compensated one (1) of its Directors, Ross Gerber, for services provided under an independent contractor consulting agreement through Gerber-Kawasaki Inc. The Company did not pay any fees to its remaining Directors for their service on the Board during 2025. The Board of Directors may later be additionally compensated, at Mr. Paffrath’s discretion, in cash or stock options, in addition to any salaries or payments they may receive as an employee or independent contractor of the Company.

Employees

As of the date of this Annual Report, the Company has three (3) full-time employees, including its officers, one part-time employee, and no other employees.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS.

As of the issuance date of these financial statements, the Company has authorized 1,000,000 shares of Voting Common Stock and 200,000,000 shares of Non-Voting Common Stock. As of the issuance date of these financial statements, all 1,000,000 shares of the Company's Voting Common Stock are issued and outstanding, and 48,482,334 shares of Non-Voting Common Stock and 712,500 warrants for additional shares of the Company's Non-Voting Common Stock are issued and outstanding.

As of the issuance date of these financial statements, the Company has issued $28,881,085 in unsecured Series A convertible bonds (the "convertible bonds"). The convertible bonds accrue interest at five percent per annum. The convertible Bonds are convertible into the Company's Non-Voting Common Stock at a fixed price of one dollar and forty cents ($1.40) per share. Mr. Paffrath further invested into the Company by purchasing $5,000,000 of the convertible bonds, and invested again a separate and additional $1,000,000.

During HouseHack’s original Regulation D fundraising round from September 2022 through March 2023, it issued Warrants to those investors, permitting the holders of the Warrants to exercise them to purchase shares of Non-Voting Common Stock for $1.00/share when the Company called for redemption of the Warrants. During the year ended December 31, 2024, the Company called the warrants related to the PPM. Accordingly, the Company issued 5,199,184 shares of non-voting common stock for gross proceeds of $5,199,184 upon the exercise of warrants by the holders. The warrants were exercised at a price of $1.00 per share. Any warrants not exercised were forfeited. These Warrants are no longer outstanding. In 2024, all of those Warrants were redeemed at the holder’s request or expired unexercised.

From February to May 2024, the Company originally issued 1,224,490 shares of non-voting common stock for proceeds of $2,448,980 via an additional Regulation D offering, at $2.00 per share. In October 2024, the Company decided to issue additional shares and warrants, if applicable, to those investors that participated in its Regulation D offering that was held from February to May 2024. These investors had invested at $2.00 per non-voting common share during this offering, and the warrants were exercisable at $2.00 per share. The Company issued an additional 1,224,490 shares to the investors to effectuate a $1.00 per share price of the offering. To the extent investors received warrants, the coverage was adjusted proportionally, and the exercise price was reduced from $2.00 to $1.00.

As part of this offering, the Company issued warrants to any investor that invested $100,000 or more. The respective investor received warrants for 50% of the number of shares purchased. The warrants shall be callable at the election of the Company beginning on January 1, 2026 for the fixed purchase price of $1.00 per share of Non-Voting Common Stock (as adjusted from $2.00 per share pursuant to above). Warrant funding will be due no later than the first business day 60 days after the warrants are called for redemption and will expire worthless thereafter if not exercised during the applicable redemption period. An aggregate of 712,500 warrants were issued in connection this offering, all of which are outstanding as of December 31, 2025 and 2024.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants, and convertible securities that are currently exercisable or convertible within 60 days of the date of this Circular into the Company’s common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants, or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Kevin Paffrath is currently the 100% owner of HouseHack’s shares of Voting Common Stock. As founder of the Company in 2022, Mr. Paffrath determined to pay for common shares, which otherwise he could have issued to himself. Mr. Paffrath purchased all 1,000,000 shares of HouseHack’s Voting Common Stock for $1.00/share. To finance this purchase, the Board of Directors authorized Mr. Paffrath to purchase these shares by way of a promissory note. Mr. Paffrath’s initial amount owed under the note was partially reduced to account for his initial capital contributions to the Company and other reimbursements. As of December 27, 2024, Mr. Paffrath’s principal and interest balance for the note was $820,517, and the note accrued at the applicable federal rate of 4.55% per annum. On December 27, 2024, the Company, with the authorization of the Board, forgave all amounts due from Mr. Paffrath under this note. See Note 8 to the financial statements. The original promissory note was executed in connection with the issuance of founding shares. The Company did not issue cash proceeds to the founder under this note.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Kevin Paffrath 8164 Platinum St. Ventura, CA 93004	Voting Common Stock	1,000,000	N/A	100%

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In August 2022, the company was to issue 100,000 shares of voting common stock to Kevin Paffrath, our founder and CEO, for $100,000 of consideration. This was subsequently increased to 1,000,000 shares of voting common stock for which the company entered into a promissory note agreement with its founder for $1,000,000. The original note did not bear interest and was to mature on September 30, 2023. The note is secured by 1,000,000 shares of voting common stock. In January 2023, the note was modified to provide for recourse on the note, secured by both the stock and the founder’s personal assets. The note also was adjusted to bear interest at 4.55% per annum. The maturity date was not modified. Although the note contains recourse actions, because the founder has 100% voting control of the entity, any recourse can be eliminated unilaterally and thus this is considered a non-recourse.

Through December 31, 2023, Kevin Paffrath, our founder and CEO, has paid $75,000 towards the note. Additionally, the founder has advanced $172,751 in organization costs on behalf of the company, which offset the note. As of December 31, 2023, the balance of the note receivable was $752,249, which is included as a contra equity balance on the balance sheet.

On December 27, 2024, the Company, as authorized by the Board, considered the services and leadership Mr. Paffrath continues to provide to the Company and determined to forgive all amounts due to it from Mr. Paffrath under the August 2022 promissory note. The amount of $752,249 was forgiven, along with interest of $68,268. The total amount of $820,517 was included within other operating expenses in the statements of operations and comprehensive loss.

On September 18, 2024, the Company’s Board of Directors informally met via telephone and discussed purchasing a multi-unit apartment building from our CEO, Kevin Paffrath. Mr. Paffrath was absent from the meeting given his conflict of interest with the discussion and vote. After review of independent appraisal reports regarding the subject property, the Board agreed to purchase the property so long as Mr. Paffrath agreed to sell the property at a rate lower than the fair market value of the property such that would be proportional to the normal rates that the Company would expect when purchasing the property had Mr. Paffrath not been involved in the transaction. An independent appraisal report found the property to be worth approximately $1,850,000. Mr. Paffrath agreed to sell the property to the Company for $1,600,000, and the parties subsequently entered into and closed escrow on the property a few weeks later. Regarding Mr. Paffrath’s willingness to sell the property so far below fair market value, he explained that he would rather sell the property at a discount to the Company at a discount so as to benefit the Company and to also remove the final rental property that he owned so that there would not be any appearance of conflict of interest between he and the Company by continuing to own said rental property.

Ross Gerber, a member of the Board of Directors, owns 36% of Gerber-Kawasaki Inc. (“Gerber Kawasaki”) a retail investment firm that provided the Company with investment services during 2023 to manage treasury bill investments. Mr. Gerber received customary fees for those trading activities. The trading services terminated December 2023. Beginning January 1, 2024, Mr. Gerber began providing monthly financial statement review services and net asset value evaluations and is compensated at the monthly rate of $5,000.

On December 17, 2025, the Board of Directors adopted the Company's 2025 Nonstatutory Stock Option Plan and approved option grants to five related parties, including the Company's CEO and Chairman Kevin Paffrath (136,655,982 options held through the Paffrath family trust (name withheld for privacy)), COO McKay Thomason (22,402,620 options), CMO Lauren Paffrath (6,720,786 options held through the Paffrath family trust (name withheld for privacy)), and Directors Ross Gerber (6,720,786 options) and Bill Stewart (6,720,786 options). The options are exercisable at $0.66 per share, subject to a five-year service cliff and performance conditions described in Note 11 to the financial statements. The exercise price of $0.66 per share was established based on a contemporaneous, independent third-party 409A valuation of the Company’s Non-Voting Common Stock, ensuring regulatory compliance and fair market pricing at the time of the grant, including a significant illiquidity discount in 2025 due to a lack of a marketplace for shares at that time.

While the 2025 Nonstatutory Stock Option Plan authorizes a significant number of shares, the Board structured the Plan with stringent dilution-protection mechanisms to perfectly align with long-term shareholder value creation. Specifically:

Zero Realizable Value Today & 5-Year Lock-Up: The options are completely unvested and subject to a strict 5-year continuous service cliff (vesting no earlier than December 17, 2030, with limited exceptions for death, disability, or a Change in Control).

Aggressive Performance Hurdles: The Plan is heavily back-weighted. Insiders earn the vast majority of options only at the highest valuations ($3 Billion to $10 Billion), effectively requiring a ~2,000% to ~3,900% increase in enterprise value before full dilution occurs.

Tax-Driven IPO Alignment: Because these are Non-Statutory Stock Options (NSOs), this structure creates a natural financial incentive for insiders to pursue significant value creation and a potential future public listing to satisfy tax obligations. As of December 31, 2025, no tranches are currently probable of being achieved. Because nonstatutory stock options may create tax obligations upon exercise, option holders may need liquidity to exercise or satisfy related taxes. However, the Plan does not obligate the Company to pursue an IPO, listing, repurchase, tender offer, or other liquidity event.

The Plan is intended to align long-term service-provider incentives with substantial increases in Company value. Options remain unvested and generally unexercisable unless both service-based and performance-based conditions are satisfied. The Plan may result in significant dilution if performance thresholds are achieved, but those thresholds require substantial increases in Company value under the Plan’s valuation framework.

Voting Control

Kevin Paffrath holds 100% of the Voting Common Stock of the Company through 1,000,000 issued and outstanding Voting Common Shares. As a result, Mr. Paffrath has the unilateral ability to control substantially all matters requiring stockholder approval, including the election and removal of directors, amendments to governing documents, mergers, acquisitions, sales of assets, financing transactions, the decision to pursue or not pursue an IPO, the decision to pursue or not pursue any share repurchase, exchange, or other liquidity program, and the decision to remain privately held indefinitely.

The voting shares are expected to be held through, or the voting power exercised by, the Paffrath family trust (specific name withheld for privacy) or related estate-planning vehicles. Holders of Non-Voting Common Stock and shares issued upon conversion of convertible bonds will have no voting rights except as may be required by applicable law. Minority investors will not be able to influence corporate policy, liquidity strategy, capital allocation, executive compensation, related-party transactions, software strategy, real estate strategy, or the timing or existence of any future liquidity event, even if such decisions conflict with the short-term liquidity preferences of individual investors.

Capital Provider and Governance Negotiation Risk

The Company may from time to time discuss potential financings, strategic investments, venture capital investments, institutional investments, credit facilities, public-company transactions, or other capital transactions with third parties. Such parties may request preferred economics, board rights, veto rights, information rights, liquidity rights, redemption rights, governance rights, anti-dilution protections, registration rights, operational covenants, or other terms that could affect the Company and its stockholders.

The Company may decline such transactions if management believes the requested terms, governance rights, dilution, control implications, cost of capital, or strategic restrictions are not in the best interests of the Company and its stockholders. There can be no assurance that the Company will obtain outside capital on favorable terms, or at all. Any future financing may dilute existing stockholders, impose restrictions on the Company, or affect the Company’s liquidity strategy.

Founder Dependence and Continuity of Operations

The Company’s brand visibility, software revenue, course and membership revenue, investor awareness, and customer acquisition are materially dependent on the public persona, reputation, content, and continued involvement of Kevin Paffrath, also known as “Meet Kevin.” The loss, death, disability, incapacity, resignation, termination, reputational impairment, or reduced involvement of Mr. Paffrath could materially and adversely affect the Company’s revenue, customer acquisition, software adoption, fundraising ability, and overall business strategy.

Investors should not, however, expect that the Company would liquidate, wind down, redeem shares, sell assets, or cease operations if Mr. Paffrath dies, becomes disabled, or is otherwise unable or unwilling to continue serving the Company. The Company is prepared to continue operating its real estate, software, membership, and related businesses through its remaining officers, employees, contractors, the Board, third-party service providers, and applicable succession arrangements, including any constructive valuation provisions in the Company’s 2025 Plan that may apply upon a death or disability event. Voting control of the Company is expected to remain with the Paffrath family trust or successor trustees, including Lauren Paffrath or other successor trustees designated under the applicable trust and estate-planning documents. The Company’s mission and operations are designed to continue without dependence on any single individual. Obviously, Kevin Paffrath has been critical to the founding of the Company and AI-training to-date. However, Company now believes it could continue most operations without Kevin Paffrath, including ReinvestAI, real estate investments, property management, and StockAI services. There may be reduced demand for the Alpha Membership, though, should Kevin Paffrath be unable to continue servicing the product.

Investors in Non-Voting Common Stock will not have the right to demand liquidation, redemption, repurchase, sale of the Company, or any change in strategy as a result of Mr. Paffrath’s death, disability, incapacity, resignation, termination, or reduced involvement.

The Company has implemented succession and continuity planning designed to enable day-to-day operations, property management, software development, and customer support to continue under existing leadership, employees, and contractors, even if Mr. Paffrath is no longer personally involved. The Paffrath family trust, led by Lauren Paffrath or successor trustees, is expected to maintain voting control and to oversee a transition focused on preserving and compounding long-term value rather than liquidating assets.

Related-Party Acquisition of 8164 Platinum Street

In October 2025, the Company acquired the property located at 8164 Platinum Street, Ventura, California from Really Toxic Assets, LLC, an entity affiliated with Kevin Paffrath. Prior to the acquisition, the Company leased the property as office space for $6,000 per month from an entity controlled by Mr. Paffrath or his affiliates. The property had been used by the Company for office, operational, content, gym, and related business purposes.

The Company obtained two independent appraisals for the property. One appraisal concluded an opinion of market value of $980,000 as of October 3, 2025, and another appraisal concluded an opinion of market value of $1,000,000 as of October 3, 2025. The Company purchased the property for $920,000, which was below both appraised values. The final closing statement reflects House Hack, Inc. as buyer, Really Toxic Assets, LLC as seller, a sale price of $920,000, and a rent proration based on monthly rent of $6,000.

In connection with the acquisition, the Company also received certain existing office, gym, content, security, and related equipment, fixtures, furniture, and improvements located at the property that had previously been used in connection with the property and/or the operations of The Paffrath Organization or affiliated entities. The Company did not allocate material separate value to such items because management concluded that the items were incidental to the property acquisition, had uncertain standalone fair value, and were not material to the Company’s financial statements. Management further concluded that no material separate intangible asset, equipment asset, contribution, or related-party consideration should be recorded for these items.

The Board of Directors evaluated and approved this transaction as highly favorable to the Company. By purchasing the property for $920,000—representing an $80,000 discount to the highest independent appraisal of $1,000,000—the Company captured immediate equity. Furthermore, the transaction permanently eliminated the Company's $72,000 annualized related-party rent obligation, converting a monthly operating cash expense into an owned, debt-free corporate asset that aligns with the Company's core 'wedge' real estate strategy. However, there can be no assurance that the Company would have obtained the same terms in an unaffiliated transaction. The Company will continue to evaluate the transaction, valuation support, treatment of any inherited equipment or improvements, and related-party disclosure in connection with the completion of its financial statements and audit.

Founder Involvement in AI Training and Product Judgment

The Company’s AI products and related software tools may rely in part on training, rating, feedback, prompts, workflows, investment judgment, real estate judgment, and product direction provided by Kevin Paffrath. Software developers, contractors, and AI engineers may implement, tune, or modify models, systems, weights, interfaces, or workflows based in part on Mr. Paffrath’s feedback and domain expertise.

This founder-led training and product-development process may improve product differentiation but also creates key-person, bias, continuity, scalability, and quality-control risks. If Mr. Paffrath becomes unavailable, reduces involvement, changes his views, makes incorrect judgments, or if his training inputs are incomplete, biased, outdated, or misunderstood by developers or models, the quality, usefulness, accuracy, or commercial appeal of the Company’s AI tools may be adversely affected. The Company may not be able to replicate Mr. Paffrath’s domain expertise, public brand, or training input through employees, contractors, or third-party data sources.

Related-Party Software Development Arrangement

The Company has engaged outside software contractors for development of ReinvestAI, StockAI, Alpha Membership features, Alpha AI / Kevin AI, and related software products. Spencer Thomason serves as a lead software developer for the Company under the 2025 Plan, and is responsible for hiring, supervising, and directing software engineers and contractors who provide services to the Company. Spencer Thomason operates through StartupHakk, LLC and is the father of McKay Thomason, the Company’s Chief Operating Officer.

Because of this family relationship, the arrangement may create actual, potential, or perceived conflicts of interest. The Board of Directors reviews and approves all material related-party transactions. Because the Company does not currently have a formal audit committee or independent committee dedicated to related-party review, all directors participate in the evaluation process. Mr. Paffrath recuses himself from Board votes on transactions in which he has a direct personal interest, including the acquisition of 8164 Platinum Street and the assumption of Meet Kevin course operations. The Company intends to adopt a formal written related-party transaction policy prior to any future public listing. Investors should note that Mr. Paffrath holds 100% of the Voting Common Stock and serves as Chairman, CEO, and Principal Financial Officer, which limits the practical independence of the Board's review process. There can be no assurance that the terms of any related-party contractor arrangement are the same as would have been obtained from an unaffiliated third party.

ITEM 6. OTHER INFORMATION

Liquidity Strategy.

The Company continues to evaluate its long-term liquidity strategy, which may include a potential public listing, an acquisition, an internal share repurchase program, an exchange program, another liquidity mechanism, or remaining privately held indefinitely. No liquidity event has been approved, committed to, or guaranteed.

The Company has previously evaluated public-company alternatives, including discussions and preparatory work in or around the first quarter of 2025 relating to a potential public listing or public-company transaction. After evaluating the potential benefits, costs, timing, market conditions, compliance obligations, and strategic implications of such a transaction, the Company determined not to pursue a public listing at that time. This prior evaluation should not be interpreted as a commitment to pursue, or not pursue, any public listing in the future. Management may reevaluate public-company alternatives from time to time based on the Company’s scale, capital needs, market conditions, liquidity objectives, compliance costs, investor interests, and long-term strategy.

The Company has also had discussions from time to time with venture capital firms, institutional investors, strategic investors, financing sources, and other potential capital providers. No such discussion should be interpreted as a commitment to accept outside capital, complete a financing, relinquish voting control, change governance, pursue a sale, or conduct a liquidity event. As of the date of this Annual Report, Kevin Paffrath continues to hold 100% of the Company’s voting power, and the Company has not relinquished voting control to any venture capital firm, institutional investor, strategic investor, lender, or other third party.

Management expects future communications to focus on long-term value creation, disciplined capital allocation, and the potential for a range of liquidity mechanisms over time, rather than emphasizing any single pathway such as an IPO.

Public Market Volatility, Short-Selling, Expenses, and Litigation Risk.

If the Company’s securities become publicly traded, the market price of those securities may be volatile and may be influenced by factors that are unrelated or disproportionate to the Company’s underlying financial performance. These factors may include market momentum, investor sentiment, social-media commentary, macroeconomic conditions, interest rates, real estate market sentiment, technology-sector sentiment, short-selling activity, public commentary about the Company or its founder, trading volume, public float, liquidity, and general market conditions. Management’s prior experience with publicly traded products also informs the Company’s view that daily public-market pricing can affect public communications. A public trading price may cause viewers, investors, customers, or critics to interpret ordinary educational, market, or business commentary through the lens of short-term security-price performance. This may increase compliance review needs, reduce communication flexibility, create distraction, or affect the perceived authenticity and commercial value of creator-led content.

Publicly traded companies, particularly companies with significant retail investor participation, founder-led brands, complex business models, limited trading floats, or high public visibility, may be subject to short-selling campaigns, activist campaigns, negative media coverage, online criticism, litigation, or regulatory complaints. Such activity may focus on historical statements, public videos, investor communications, valuation methodologies, related-party transactions, real estate marks, AI or software claims, customer reviews, governance structure, founder control, or other matters.

Even if management believes such criticisms are inaccurate, incomplete, or misleading, responding to them may require significant time and expense and may distract management from operations. Negative public commentary, securities litigation, or trading volatility could adversely affect the Company’s reputation, customer acquisition, employee and contractor retention, fundraising ability, software revenue, membership revenue, and investor relations. The Company’s compliance costs, if public, may also be substantial.

Management and affiliates of the Company have prior experience with publicly traded investment products and public-market investor communications. Based on that experience, management believes that daily market pricing, public commentary regarding price movements, short-term performance comparisons, and investor reactions to market volatility can create meaningful distractions for management and may affect the tone, timing, and authenticity of public communications. These considerations are relevant to the Company’s evaluation of whether, when, and how to pursue any future public listing.

The Company’s management intends to evaluate any public-listing decision based on whether public-company status would improve long-term value creation, access to capital, liquidity, and strategic flexibility, after considering the potential costs, distractions, communication constraints, litigation risks, and public-market volatility associated with being publicly traded.

Public Listing May Reduce Strategic Flexibility

Remaining private may allow the Company to make long-term capital allocation decisions without the same degree of public-market pressure, quarterly earnings expectations, activist pressure, or daily stock-price reaction that may exist for public companies. If the Company becomes publicly traded, management may face pressure to prioritize short-term results, quarterly performance, investor relations, analyst expectations, or public-market narratives over long-term compounding.

Although management would intend to continue pursuing long-term value creation if the Company became public, public-company status may change the Company’s operating environment, communication practices, governance burden, litigation profile, and investor-relations obligations. These changes could reduce management flexibility and increase costs.

Complexity of Business Model and Public Market Perception

The Company’s business combines several distinct elements, including residential real estate ownership, property operations, AI-enabled real estate software, educational content, memberships, course revenue, creator-led marketing, and potential future financing or liquidity strategies. Public market investors may find this combination more difficult to evaluate than a pure-play real estate company, software company, media company, or investment company.

If the Company were publicly traded, investors, analysts, short sellers, or other market participants may apply valuation frameworks that differ from management’s view of the Company’s intrinsic value. The Company may be valued primarily on real estate book value, net asset value, cash flow, software annual recurring revenue, revenue multiples, founder-related revenue, membership revenue quality, or some combination of those metrics. The market may apply a discount if it views the Company as complex, founder-dependent, thinly traded, difficult to categorize, or lacking a clear peer group.

Public Company Scale and Institutional Investor Considerations

If the Company were to pursue a public listing, management believes the Company’s size, market capitalization, public float, trading liquidity, analyst coverage, institutional investor eligibility, and business maturity would be important considerations. Certain institutional investors, index funds, analysts, banks, and other market participants may have minimum size, liquidity, governance, float, revenue, profitability, or market-capitalization thresholds before they will invest in, cover, lend to, or otherwise support a public company. Smaller public companies may experience limited analyst coverage, limited institutional ownership, wider bid-ask spreads, lower trading liquidity, greater stock-price volatility, and a higher relative burden from fixed public-company compliance costs.

Public-company costs, including audit, legal, reporting, investor relations, exchange, insurance, internal controls, and governance expenses, may be more efficiently absorbed by larger companies with greater revenue, cash flow, market capitalization, and public float. As a result, the Company may determine that delaying a public listing until the Company is larger, more mature, more profitable, more liquid, or more broadly understood by institutional investors is in the best interests of the Company and its stockholders. Alternatively, the Company may determine that a public listing is attractive earlier if the benefits of capital access, liquidity, visibility, or acquisition currency outweigh those costs and risks at the relevant time.

Prior Public-Listing Evaluation and Capital Discussions

The Company previously evaluated public-company alternatives in or around the first quarter of 2025 and determined not to pursue a public listing at that time. The Company may reevaluate public-company alternatives in the future, but no public listing has been approved, committed to, or guaranteed.

The Company has also had discussions from time to time with venture capital firms, institutional investors, strategic investors, financing sources, and other potential capital providers. No such discussion should be interpreted as a commitment to accept outside capital, complete a financing, relinquish voting control, change governance, pursue a sale, or conduct a liquidity event. As of the date of this Annual Report, Kevin Paffrath continues to hold 100% of the Company’s voting power, and the Company has not relinquished voting control to any venture capital firm, institutional investor, strategic investor, lender, or other third party.

Public Company Internal Controls and Sarbanes-Oxley Compliance

If the Company becomes publicly traded, it may become subject to additional internal-control, disclosure-control, audit, governance, and reporting requirements, including requirements associated with the Sarbanes-Oxley Act of 2002. Preparing for and complying with these requirements may require additional personnel, outside consultants, accounting systems, internal controls, audit procedures, legal review, information-technology controls, cybersecurity controls, board processes, and documentation.

These costs may be significant and may be disproportionately burdensome for smaller public companies. The Company may determine that the fixed costs of public-company compliance would be better absorbed after the Company has achieved greater scale, revenue, profitability, market capitalization, or organizational maturity. There can be no assurance that the Company would be able to implement public-company controls and reporting systems on a timely or cost-effective basis, or that any such systems would prevent control deficiencies, material weaknesses, reporting errors, or restatements.

Audit Standard and Financial Reporting Discipline

Regardless of whether the Company remains private or pursues a future public listing, management currently intends to continue seeking financial statement audits from an independent registered public accounting firm using Public Company Accounting Oversight Board (“PCAOB”) auditing standards, to the extent available and appropriate. PCAOB auditing standards are commonly associated with public-company audits and may provide investors with additional financial reporting discipline and comparability.

However, PCAOB-level audits may involve higher audit costs, longer timelines, additional documentation requirements, more extensive auditor procedures, and greater demands on management, accounting personnel, and outside advisors than non-PCAOB private-company audits. Although the Company currently seeks PCAOB-level audits, the Company may not have the same internal accounting staff, internal audit function, disclosure controls, segregation of duties, IT controls, or compliance infrastructure as larger public companies. The Company may determine in the future that a different audit approach is appropriate based on cost, timing, regulatory requirements, auditor availability, Company size, financing plans, public-listing plans, or other factors.

Potential 2026 Financing

The Company is evaluating potential financing alternatives in 2026, which may include a financing transaction in or around the third quarter of 2026. No terms have been finalized and there can be no assurance that any financing will be completed.

Public Securities Treasury Allocation

Subsequent to December 31, 2025, the Company began allocating a limited portion of its corporate treasury to publicly traded securities and related investment products. As of April 26, 2026, the Company’s public securities treasury allocation was less than $1.0 million and less than 10% of the Company’s cash and short-term investments. These positions are corporate treasury assets and are not customer assets, managed accounts, model portfolios, or investment products offered to users, members, bondholders, or stockholders. The Company may increase, decrease, hedge, rebalance, liquidate, or discontinue such treasury allocations at any time. Treasury investments are corporate assets used for liquidity management, strategic research, or related corporate purposes. They are not customer accounts, managed accounts, investor portfolios, or securities products offered to investors. The Company’s primary business remains real estate ownership and operations, software and AI product development, memberships, and related operating activities.

Concluded SEC Investigation

In February 2026, the staff of the SEC Division of Enforcement notified the Company that it had concluded its investigation as to House Hack, Inc. (HO-15114) and, based on the information available as of that date, did not intend to recommend an enforcement action against the Company. The Company cooperated with the investigation and produced records requested by the staff. The notice stated that it must not be construed as indicating that the Company has been exonerated or that no action may ultimately result from the staff’s investigation. See “Legal Proceedings.”

Assumption of Meet Kevin Course / Membership Operations

As of approximately November 1, 2025, the Company became the operator and service provider for certain Meet Kevin–branded course, Alpha Membership, and related products previously associated with The Paffrath Organization. See Item 1.

Stock Compensation Plan and Amendment.

On December 17, 2025, the Board adopted the 2025 Nonstatutory Stock Option Plan; on December 30, 2025, the Board adopted the First Amendment to that Plan and approved an additional grant to Spencer Thomason, a related party. See Item 5 and Note 8   to the financial statements.

ITEM 7. FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of House Hack, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of House Hack, Inc. (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ dbbmckennon

We have served as the Company’s auditor since 2022.

Newport Beach, California

April 30, 2026

HOUSE HACK, INC.

BALANCE SHEETS

	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$12,515,114	$9,902,380
Short-term investments	3,366,156	2,616,965
Accounts receivable	25,081	-
Prepaid expenses	213,777	159,623
Interest receivable	30,061	5,325
Total current assets	16,150,189	12,684,293
Property and equipment, net	38,458	-
Intangible assets, net	208,612	-
Real estate held for investment, net	54,974,986	41,386,062
Total assets	$71,372,245	$54,070,355

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$7,032	$17,855
Security deposits	173,936	142,139
Deferred revenue - current	821,774	-
Other current liabilities	342,038	190,320
Total current liabilities	1,344,780	350,314
Convertible bonds, net	28,577,083	10,445,000
Deferred revenue	245,135	-
Total liabilities	30,166,998	10,795,314

Commitments and contingencies (Note 11)

Stockholders' equity:
Voting common stock, $0.0001 par value, 1,000,000 shares authorized, issued and outstanding as of both December 31, 2025 and December 31, 2024	100	100
Non-voting common stock, $0.0001 par value, 200,000,000 shares authorized, 48,482,334 and 48,472,864 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	4,848	4,848
Additional paid-in capital	48,599,063	48,589,593
Accumulated other comprehensive income	5,820	18,062
Accumulated deficit	(7,404,584)	(5,337,562)
Total stockholders' equity	41,205,247	43,275,041
Total liabilities and stockholders' equity	$71,372,245	$54,070,355

The accompanying notes are an integral part of these financial statements.

HOUSE HACK, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended
	December 31,
	2025	2024
Rental income	$2,455,813	$1,924,725
Commissions	203,153	-
Software and subscriptions, net	48,094	-
Total revenues	2,707,060	1,924,725

Property expenses and other costs of revenues:
Property related costs	787,537	709,668
Depreciation	1,192,150	911,699
Cost of software income	17,541	-
Total property expenses and other costs of revenues	1,997,228	1,621,367
Gross profit	709,832	303,358

Other operating expenses
General and administrative	1,843,704	5,295,026
Research and development	419,338	-
Total operating expenses	2,263,042	5,295,026

Loss from operations	(1,553,210)	(4,991,668)

Other income (expense):
Interest income	140,962	412,248
Interest expense	(843,044)	(295,495)
Dividend income	186,402	129,052
Realized gain (loss) on sale of investments	1,868	(55,087)
Total other (expense) income	(513,812)	190,718

Provision for income taxes	-	-
Net loss	(2,067,022)	(4,800,950)
Unrealized gain (loss) on available-for-sale securities	(12,242)	18,062
Net comprehensive loss	$(2,079,264)	$(4,782,888)

Weighted average common shares outstanding - basic and diluted	48,481,737	46,030,152
Net loss per common share - basic and diluted	$(0.04)	$(0.10)

The accompanying notes are an integral part of these financial statements.

HOUSE HACK, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2025 and 2024

							Accumulated
					Additional	Subscription	Other		Total
	Voting Common Stock		Non-Voting Common Stock		Paid-in	Receivable,	Comprehensive	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Related Party	Income	Deficit	Equity
Balances at December 31, 2023	1,000,000	$100	40,577,123	$4,058	$40,694,642	$(752,249)	$-	$(536,612)	$39,409,939
Shares issued for cash	-	-	2,448,980	245	2,448,735	-	-	-	2,448,980
Exercise of warrants	-	-	5,199,184	520	5,198,664	-	-	-	5,199,184
Repurchase of shares	-	-	(10,000)	(1)	(9,999)	-	-	-	(10,000)
Shares issued for services	-	-	257,577	26	257,551	-	-	-	257,577
Forgiveness of subscription receivable, related party	-	-	-	-		752,249	-	-	752,249
Unrealized gain on available-for-sale securities	-	-	-	-	-	-	18,062	-	18,062
Net loss	-	-	-	-	-	-	-	(4,800,950)	(4,800,950)
Balances at December 31, 2024	1,000,000	100	48,472,864	4,848	48,589,593	-	18,062	(5,337,562)	43,275,041
Shares issued for services	-	-	9,470	-	9,470	-	-	-	9,470
Unrealized loss on available-for-sale securities	-	-	-	-	-	-	(12,242)	-	(12,242)
Net loss	-	-	-	-	-	-	-	(2,067,022)	(2,067,022)
Balances at December 31, 2025	1,000,000	$100	48,482,334	$4,848	$48,599,063	$-	$5,820	$(7,404,584)	$41,205,247

The accompanying notes are an integral part of these financial statements.

HOUSE HACK, INC.

STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(2,067,022)	$(4,800,950)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	1,192,150	911,699
Amortization of intangible assets	15,789	-
Amortization of investment discount	(35,342)	(16,185)
Amortization of debt discount	13,974	-
Realized (gain) loss on sale of investments	(1,868)	55,087
Shares issued for services	9,470	257,577
Forgiveness of subscription receivable and due from related party	-	820,517
Changes in operating assets and liabilities:
Interest receivable	(24,736)	193,182
Accounts receivable	(25,081)	-
Prepaid expenses	(54,154)	(159,623)
Due from related party	-	(35,037)
Accounts payable	(15,328)	(28,893)
Deferred revenue	1,066,909	-
Other current liabilities	151,718	270,749
Security deposits	31,797	-
Net cash provided by (used in) operating activities	258,276	(2,531,877)
Cash flows from investing activities:
Purchase of investments	(13,458,822)	(17,230,964)
Proceeds from investments	12,725,131	30,412,061
Purchase of real estate	(14,781,075)	(35,517,097)
Purchase of property and equipment, net	(38,458)	-
Escrow deposits used for purchase of real estate	-	1,224,800
Acquisition of intangible assets	(224,401)	-
Net cash used in investing activities	(15,777,625)	(21,111,200)
Cash flows from financing activities:
Proceeds from line of credit	-	16,533,454
Repayments of line of credit	-	(16,533,454)
Proceeds from convertible bonds, net of offering costs	18,132,083	10,445,000
Shares issued for cash	-	2,448,980
Repurchase of shares	-	(10,000)
Subscription receivable	-	460,934
Exercise of warrants	-	5,199,184
Net cash provided by financing activities	18,132,083	18,544,098
Net change in cash and cash equivalents	2,612,734	(5,098,979)
Cash and cash equivalents at beginning of year	9,902,380	15,001,359
Cash and cash equivalents at end of year	$12,515,114	$9,902,380

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$751,071	$260,513

Supplemental disclosure of non cash investing and financing activities:
Unrealized gain on available-for-sale securities	$12,242	$18,062

The accompanying notes are an integral part of these financial statements.

HOUSE HACK, INC.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2025

NOTE 1 — NATURE OF OPERATIONS

House Hack, Inc. (the "Company") is a corporation organized on June 22, 2022 under the laws of Wyoming. On September 27, 2025, the Company determined to rebrand some of its corporate operations and activities under the name “Reinvest" and others under the existing fictitious business name, HouseHack. The Company maintains its official corporate name, House Hack, Inc., and is doing business as Reinvest and/or HouseHack. All securities issued by the Company and all contracts entered into by the Company are unaffected by the rebrand.

The Company invests in real estate assets throughout the United States, either directly or through potential subsidiaries. The Company focuses on "wedge" opportunities within the real estate industry, which represent unrealized real estate value. The Company pursues two strategies to identify and realize wedge opportunities. The first strategy involves the acquisition of wedge properties comprising various types of real estate, including single-family residences and multi-family apartment buildings. After acquiring these wedge properties, the Company renovates them, rents them out, and may strategically sell and/or package them into investment vehicles to sell to other investors. Another strategy in progress involves the Company's planned "EquityHack" program, which aims to provide financing solutions to existing homeowners. o date, no such transactions have been entered into. To date, no properties have been liquidated since the founding of the Company.

House Hack, Inc. continues to own and operate all business activities conducted under the HouseHack and/or Reinvest brand, including the ReinvestAI technology platform. There are no separate operating entities at this time. All holders of the Company’s securities continue to hold their respective interests in House Hack, Inc. and, by extension, the entirety of the operations conducted under the Reinvest brand. During the fourth quarter of 2025, the Company launched its ReinvestAI technology platform (formerly known as "Wedge Finder"), a proprietary artificial intelligence–driven real estate analytics platform accessed by customers through the Meet Kevin mobile application and on reinvest.co.

The Company's headquarters are in Ventura, California.

NOTE 2 — GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has commenced principal operations and has generated revenues but has not achieved profitability since inception. As of December 31, 2025, the Company has an accumulated deficit of $7,248,023 and incurred net losses and negative cash flow from operations over the last two years. These matters initially raised substantial doubt about the Company’s ability to continue as a going concern. However, management believes that its cash, cash equivalents, and short-term investments, including proceeds from our bond offering received to date in 2026 (see Note 12),  are sufficient to fund operating expenses and capital expenditure requirements for at least one year from the date the financial statements are issued. The Company also plans to raise capital for the development of certain larger scale properties, and can delay development until such time that funding is secured. Accordingly , management believes substantial doubt has been alleviated.

The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to utilize proceeds from investments received to date, obtain additional capital financing sufficient to meet current and future obligations, and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses. Significant estimates include the useful lives of intangible assets, period of customer benefit for life-time subscriptions and allocation of land value in real estate purchases. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s accounts receivable, accounts payable, security deposits, and other current liabilities reported in the balance sheet approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities purchased with maturities of three months or less to be cash equivalents. The Company’s cash in bank deposit accounts may at times exceed federally insured limits of $250,000. As of December 31, 2025, the Company’s cash and cash equivalents were held at multiple accredited financial institutions.

Investments

The Company has investments in U.S. treasury bills. The investments were initially classified as held-to-maturity, and were accounted for at amortized cost. In April 2024, the Company determined to no longer hold these securities to maturity, and as such the investments were reclassed as available-for-sale. The securities are accounted for at fair value, and unrealized gains (losses) on available-for-sale securities are included as other comprehensive income (loss) and realized gain (loss) on sale of securities are included in other income (expense). The investments are recognized as a Level 1 investment.

During the year ended December 31, 2025, the Company purchased $13,458,822 in investments and received $12,725,131 in proceeds from the sales of such investments. During the year ended December 31, 2025, the Company recognized $140,973 in interest income, consisting of earned interest based on the stated rate of the treasury bill, accrued interest and amortized discount of treasury bills held-to-maturity. As of December 31, 2025, the Company held $3,366,156 in short-term investments, consisting of U.S. treasury bills and treasury funds with varying maturities.

During the year ended December 31, 2024, the Company purchased $17,230,964 in investments and received $30,412,061 in proceeds from the sales of such investments.

Real Estate Held for Investment

Real estate assets will be stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives.

Depreciation is computed on a straight-line basis over the useful lives of the properties. We will continually evaluate the recoverability of the carrying value of our real estate assets using the methodology prescribed in ASC Topic 360, “Property, Plant and Equipment,” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

The Company’s real estate includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. The Company estimates land value of each acquired property using various methods deemed appropriate in the circumsnance, including the pro rata allocation from the property’s county tax assessment records, cost-to-build, and/or market comparison approach for allocation amongst building and land. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years.

As of December 31, 2025 and 2024, the Company determined there was no impairment pertaining to its real estate owned.

Real Estate Held for Sale

We may periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded. As of December 31, 2025, there was no real estate held for sale.

Real estate assets held for sale will be stated separately on the balance sheet. Upon a decision to no longer market as an asset held for sale, the asset will be classified as an operating asset and depreciation expense will be reinstated. A gain or loss on the sale of a property will be recorded in the statement of operations.

Property and Equipment

Property and equipment consists of vehicles and related upgrades and is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over estimated useful lives of 5 to 7 years. The Company also capitalizes hardware dedicated to AI model training, which is depreciated over three years. As of December 31, 2025, property and equipment, net was $38,458.

Intangible Assets

Capitalized Software

Capitalized software development costs are accounted for under ASC 350-40, Internal-Use Software. Costs incurred during the preliminary project stage are expensed as incurred. Costs incurred during the application development stage are capitalized when management has authorized and committed to funding the project and it is probable the software will be completed and used as intended. The capitalization trigger for the ReinvestAI platform was met on July 24, 2025, when management formally authorized full-scale development. All costs incurred prior to that date, including legacy code assessment and UI design work, were classified as preliminary project stage and expensed to research and development. Capitalized software costs are amortized on a straight-line basis over three years beginning when the software is substantially complete.

Other

Intangible assets also include acquired domains, which are amortized over a life of three years.

Revenue Recognition

The Company will recognize revenue under the guidance of ASC 606, Revenue from Contracts with Customers. Under ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the Company satisfies a performance obligation.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Rental income is recognized evenly on a monthly basis when earned.

Commissions is recognized at the point in time the related transaction closes.

Software and subscription revenue is recognized ratably over the contract period. When lifetime subscriptions are sold, the Company recognizes revenue over the estimated life of the customer, currently estimated at two years.

The Company is the principal in its software and subscription content transactions as it controls the products before transfer, sets pricing independently, and bears primary fulfillment responsibility. Accordingly, revenue is presented gross and technology fees are classified as cost of software and subscription revenue

Contract Balances and Remaining Performance Obligations

The following table presents the change in deferred revenue:

	Years Ended
	December 31,
	2025	2024
Balance, beginning of year	$-	$-
Cash received allocated to deferred periods	1,115,003
Software and subscription revenue recognized	(48,094)	-
Balance, end of year	$1,066,909	$-

As of December 31, 2025, remaining performance obligations of $1,066,909 will be recognized ratably through November 2027, with $821,774 to be recognized in 2026.

Property Related Costs

Property related costs consist of property taxes, insurance, utilities, repairs and maintenance, and other direct property costs, expensed as incurred.

Other Operating Expenses

Other operating expenses primarily consist of personnel expenses, professional fees, marketing, rent, general insurance, travel and other general corporate expenses. Operating expenses also include research and development costs pertaining to expenses towards the development of new applications that do not qualify for capitalization. These costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the Consolidated Statements of Operations in the period that includes the enactment date.

The Company establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to unrecognized tax benefits within the provision for income taxes.

Loss per Common Share

The Company computes net loss per share for voting and non-voting common stock combined, as both classes have identical economic rights except for voting. Basic loss per share uses the weighted-average shares outstanding. For periods with a net loss, dilutive securities are excluded. As of December 31, 2025, potentially dilutive securities consisted of 712,500 common stock warrants, convertible bonds convertible into approximately 20,629,743 shares, and 185,941,746 stock options (see Notes 7 and 9).

The following table presents the computation of basic and diluted net loss per share:

	Years Ended
	December 31,
	2025	2024
Numerator:
Net loss	$(2,067,022)	$(4,800,950)
Denominator:
Weighted average shares - basic and diluted	48,481,737	46,030,152
Net loss per share - basic and diluted	$(0.04)	$(0.10)

Anti-dilutive securities excluded:
Common stock warrants	712,500	712,500
Convertible bonds	20,629,743	7,460,714
Stock options	185,941,746	-

Stock-Based Compensation

The Company accounts for stock-based compensation under ASC 718, Compensation—Stock Compensation. Stock options with service and performance conditions are measured at grant-date fair value using the Black-Scholes-Merton option pricing model. Because the Company’s common stock is not publicly traded, expected volatility is estimated based on the historical volatility of guideline public companies. Compensation cost for awards with performance conditions is recognized only when the achievement of the performance condition is deemed probable. At that point, a cumulative catch-up is recorded for the elapsed portion of the requisite service period, with remaining cost amortized straight-line over the residual period. If the performance condition is ultimately not met, all previously recognized compensation cost is reversed. See Note 9.

Comprehensive Income

Comprehensive income (loss) includes net income (loss) as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. During the years ended December 31, 2025 and 2024, the Company’s only element of other comprehensive income was unrealized gains on U.S. treasury bills, which are classified as available-for-sale-securities beginning in April 2024.

Segment Reporting

The Company operates as a single reportable segment, consistent with the adoption of Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The CODM, the Chief Executive Officer, evaluates the Company’s financial performance and allocates resources based on consolidated financial results. The Company does not manage its operations or prepare financial information on a disaggregated basis beyond the consolidated level for internal reporting purposes.

The CODM review consolidated operating results, primarily focusing on revenue, operating income (loss), and key expense categories to assess performance and make strategic decisions. The single reportable segment derives its revenue as described above, Segment profit or loss is measured consistently with the net loss presented in the consolidated statements of operations.

In accordance with ASU 2023-07, the significant expense categories regularly provided to the CODM as part of the consolidated financial review include cost of revenue, property related costs and other operating expenses. The amounts for these categories are included in the statements of operations. These expenses represent the primary financial measures used by the CODM to evaluate operational efficiency and resource needs. No other significant expense categories or performance metrics are regularly provided to the CODM on a disaggregated basis.

The Company’s accounting policies for segment reporting are consistent with the significant accounting policies described in this note.

Recently Issued Accounting Pronouncements

In December 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires public entities to provide disaggregated disclosures of certain expense categories within income statement line items. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires enhanced disclosures regarding income taxes paid, disaggregated by federal, state, and foreign jurisdictions, as well as a detailed rate reconciliation using specific categories and thresholds. The Company will adopt ASU 2023-09 for the year ended December 31, 2026, and the Company believes the adoption will not have a material impact on the Company's financial statements beyond enhanced disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 4 — CERTAIN BALANCE SHEET ASSETS

Real Estate

The following is a summary of real estate as of December 31, 2025 and 2024:

	December 31,
	2025	2024
Buildings	$41,915,095	$33,792,203
Land	15,186,541	8,530,658
Real estate held for investment, at cost	57,101,636	42,322,861
Accumulated depreciation	(2,126,650)	(936,799)
Real estate held for investment, net of accumulated depreciation	$54,974,986	$41,386,062

During the year ended December 31, 2025, the Company acquired properties for an aggregate purchase price of $13,758,254, allocating $7,346,366 to buildings and $6,411,888 to land.

In addition, the Company incurred approximately $345,806 in  improvement costs on properties acquired in 2025 and $413,593  in improvements on properties acquired in prior years.

During the year ended December 31, 2024, the Company acquired properties for an aggregate purchase price of $35,517,097, allocating $29,374,510 to buildings and $6,142,587 to land.

Depreciation expense on real estate was $1,189,851 and $911,699 for the years ended December 31, 2025 and 2024, respectively. Depreciation of property and equipment was $2,299 for the year ended December 31, 2025.

The 2025 acquisitions included the Company’s acquisition of 8164 Platinum Street, Ventura, California from a related party for $920,000. The Company obtained two independent appraisals of the property with opinions of market value of $980,000 and $1,000,000, respectively . The Company uses the property for office, operational, content and related business purposes. See Note 9 for related-party disclosure.

Intangible Assets

In July 2025, the Company commenced capitalization of development costs for the ReinvestAI platform under ASC 350-40 upon management’s formal authorization of full-scale development.

The following is a summary of intangible assets, net as of December 31, 2025 and 2024:

	December 31,
	2025	2024
Developed software	$189,465	$-
Domain	34,936	-
Total	224,401	-
Accumulated amortization	(15,789)	-
Intangible assets, net	$208,612	$-

Amortization expense was $15,789 for the year ended December 31, 2025. Estimated future amortization is approximately $57,000 per year for fiscal years 2026 through 2028.

NOTE 5 — OTHER CURRENT LIABILITIES

The following is a summary of other current liabilities as of December 31, 2025 and 2024:

	December 31,
	2025	2024
Accrued interest on convertible bonds	$112,982	$34,982
Accrued platform fees payable	19,728	-
Refund payable	18,027	-
Prepaid rental income	30,027	-
Payroll and benefits liabilities	155,017	148,610
Refunds due investors	6,227	6,728
Accrued expenses and other	30	-
Total other current liabilities	342,038	190,320

NOTE 6 — DEBT

Convertible Bonds

Through a Private Placement Memorandum (“PPM”), the Company offered to accredited investors up to $200,000,000 in unsecured, convertible bonds (“Bonds”). The Bonds will accrue interest at an annualized rate of 5% and be issued in principal amounts of $10,000.

The principal of the Bonds will be due on December 31, 2032. Beginning January 1, 2030, the Company shall have the right to pre-pay the principal amount of the Bonds.

Each Bond is convertible into 7,143 shares of the Company’s Non-Voting Common Stock (the “Converted Shares”) at a fixed price of $1.40 per share. Beginning January 1, 2027, if the price of the Company’s Non-Voting Common Stock is $1.40 per share or more, the Bonds will be automatically converted to Common Stock. For the automatic conversion, if the Common Stock is publicly traded, the then-existing market price will be the price used to determine if the automatic conversion occurs.  If private, the Company will hire an independent company within 180 days of the beginning of each calendar year until maturity to perform the valuation for purposes of determining the price to trigger conversion. If conversion does not take place by Bond maturity, investors will only be entitled to a return of their principal investment in addition to any accrued and unpaid interest.

The following is a summary of bonds as of December 31, 2025 and 2024:

	Years Ended
	December 31,
	2025	2024
Balance, beginning of year	$10,445,000	$-
Bonds issued	18,436,085	10,445,000
Convertible bonds, gross	28,881,085	10,445,000
Less: unamortized offering costs	(304,002)	-
Convertible bonds, net	$28,577,083	$10,445,000

If all outstanding bonds were converted at December 31, 2025, the Company would issue approximately 20,629,743 shares of non-voting common stock.

Interest expense on convertible bonds was $829,071 and $295,495 for the years ended December 31, 2025 and 2024, respectively. Cash paid for interest was $751,071  and $260,513, respectively. Accrued interest payable was $113,242 and $34,982 as of December 31, 2025 and 2024, respectively, and is included in other current liabilities (Note 5). Amortization expense of the bond discount from offering costs was $13,974 during the year ended December 31, 2025.

The Company’s CEO, Kevin Paffrath, invested $5,000,000 in the convertible bond Red D offering in December 2024 on the same terms as other investors, and again a separate and additional $1,000,000 in the subsequent Reg A offering. See Note 9 for related party disclosures.

Line of Credit

On January 11, 2024, the Company entered into a revolving line of credit with J.P. Morgan providing for borrowings up to $25,000,000. Borrowings under the line of credit bore interest at the base rate plus the applicable margin which was calculated to be 1.05%. Interest was payable monthly and will be due and payable on the twenty-fifth (25th) calendar day following the end of each calendar month. Interest was also payable on the date on which any payment of principal is made. The line of credit is secured by the securities or the other assets held as collateral. The proceeds from the line of credit were for the purpose of purchase of real estate assets.

During the years ended December 31, 2025 and 2024, the Company borrowed and made immediate repayments of $0 and $16,533,454, respectively. As of December 31, 2025, there were no amounts outstanding under the line of credit and it has been closed. The Company has also ended its relationship with J.P. Morgan.

During the years ended December 31, 2025 and 2024, the Company paid interest of $0 and $253,512, respectively, pertaining to the line of credit.

NOTE 7 — STOCKHOLDERS’ EQUITY

The Company authorizes 1,000,000 shares of voting common stock and 200,000,000 shares of non-voting common stock, par value $0.0001 per share. Non-voting common stock has identical economic rights to voting common stock but carries no voting rights except as required by Wyoming law.

Regulation D Offerings

In September 2022, the Company commenced a Regulation D private placement memorandum (“PPM”) in which the Company offered investments in non-voting common stock at $1.00 per share. The offering was initially subject to a minimum of $25,000,000 but was later decreased to $19,500,000. Individual investments are subject to a minimum of $25,000 per investors, with increments of $5,000 thereafter. Investors in the offering also received warrants to purchase non-voting shares in the next financing round, if any, at the price of the PPM offering, based on the timing of the investment using a sliding scale. The sliding scale started at 55% warrant coverage for investments made by September 30, 2022 and decreased to 0% through March 31, 2023. Investors who purchased courses from our founders’ related entities qualified for an additional 10% coverage. These warrants were exercisable into non-voting Common Stock in the next financing, if any, at the offering price ($1.00) of the PPM. In addition, warrants were not exercisable until the lesser of 25% or $25,000,000 of proceeds from the PPM are deployed for properties and renovations, less expenses. The warrants expired on the first business day 60 calendar days after the Company called for warrant redemption.

During the year ended December 31, 2024, the Company called the warrants related to the PPM. Accordingly, the Company issued 5,199,184 shares of non-voting common stock for gross proceeds of $5,199,184 upon the exercise of warrants by the holders. The warrants were exercised at a price of $1.00 per share. Any warrants not exercised were forfeited.

From February to May 2024, the Company originally issued 1,224,490 shares of non-voting common stock for proceeds of $2,448,980 via an additional Regulation D offering, at $2.00 per share. In October 2024, the Company decided to issue additional shares and warrants, if applicable, to those investors that participated in its Regulation D offering that was held from February to May 2024. These investors had invested at $2.00 per non-voting common share during this offering, and the warrants were exercisable at $2.00 per share. The Company issued an additional 1,224,490 shares to the investors to effectuate a $1.00 per share price of the offering. To the extent investors received warrants, the coverage was adjusted proportionally, and the exercise price was reduced from $2.00 to $1.00.

As part of this offering, the Company issued warrants to any investor that invested $100,000 or more. The respective investor received warrants for 50% of the number of shares purchased. The warrants shall be callable at the election of the Company beginning on January 1, 2026 for the fixed purchase price of $1.00 per share of Non-Voting Common Stock (as adjusted from $2.00 per share pursuant to above). Warrant funding will be due no later than the first business day 60 days after the warrants are called for redemption and will expire worthless thereafter if not exercised during the applicable redemption period. An aggregate of 712,500 warrants were issued in connection this offering, all of which are outstanding as of December 31, 2025 and 2024.

As of December 31, 2025 and 2024, the Company had 712,500 warrants to purchase non-voting common stock outstanding as per the PPMs above, respectively. The warrants have an exercise price of $1.00 per share.

Regulation A Offering

In November 2023, the Company initiated a Regulation A offering at $1.00 per share. In 2023, the Company issued 15,211,338 shares of non-voting common stock pursuant to the offering for gross proceeds of $15,211,338. As of December 31, 2023, the Company had a subscription receivable of $460,934 in connection with the offering, which was received in 2024.

During the year ended December 31, 2024, the Company repurchased 10,000 shares for $10,000.

As of December 31, 2025 and 2024, the Company had $6,727 in proceeds, which were returned to investors who did not satisfy obligations to qualify for the Regulation A offering. These amounts are included as other current liabilities in the balance sheets.

Shares Issued for Services

During 2025, 9,470 shares were issued for services at $1.00 per share ($9,470). During 2024, 257,577 shares were issued for services at $1.00 per share ($257,577).

NOTE 8 — STOCK-BASED COMPENSATION

2025 Nonstatutory Stock Option Plan

On December 17, 2025, the Board of Directors adopted the Company’s 2025 Nonstatutory Stock Option Plan (the "2025 Plan") and approved option grants to purchase 179,220,960 shares of the Company’s non-voting common stock at an exercise price of $0.66 per share. The exercise price of $0.66 per share was determined based on an independent third-party 409A valuation of the Company’s Non-Voting Common Stock, which incorporated a significant illiquidity discount given the lack of a marketplace for shares in 2025. The 2025 Plan reserves 224,026,200 shares for issuance, leaving 38,084,454 shares available for future grants as of December 31, 2025. The options have a contractual term of 10 years (expiring December 17, 2035).

On December 30, 2025, the Board adopted the First Amendment to the House Hack, Inc. 2025 Nonstatutory Stock Option Plan and Certain Award Agreements (the “Amendment”). The Amendment, among other things, clarified certain terminology for determining performance metrics relative to vesting conditions, including the the definition of Annual Recurring Revenue (“ARR”) used in the “Company Stock Price” valuation formula. The Amendment also approved an additional grant of 6,720,786 nonstatutory options at an exercise price of $0.66 per share.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2024	-	$-	$-
Granted	185,941,746	0.66
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2025	185,941,746	$0.66	$-

Exercisable as of December 31, 2025	-	$-	$-

Each option vests upon the later of (i) the fifth anniversary of the grant date (December 17, 2030) and (ii) the satisfaction of both a Company Stock Price Target and a Valuation Threshold for the applicable tranche. Options are structured into seven tranches:

Tranche	Stock Price Target	Valuation Threshold	Options (All)
1	$2.37	$200,000,000	3,375,561
2	$4.00	$400,000,000	8,000,000
3	$6.76	$800,000,000	14,392,800
4	$11.42	$1,600,000,000	22,416,800
5	$19.30	$3,200,000,000	33,160,599
6	$32.62	$6,400,000,000	47,083,200
7	$55.12	$10,000,000,000	50,792,000

Because the Company’s common stock is not listed on a national securities exchange, the "Company Stock Price" is determined using an alternative formula: (20 × Annual Recurring Revenue + 2 × Real Estate Book Value) ÷ Total Outstanding Shares. This formula is based on internal performance metrics; accordingly, the vesting hurdles are classified as performance conditions (not market conditions) under ASC 718.

Grant-Date Fair Value

The grant-date fair value was estimated using the Black-Scholes-Merton model:

For the Year Ended
December 31,
2025
Stock price	$0.66
Exercise price	0.66
Expected term	6.50
Risk-free rate	3.86%
Expected volatility	65.00%
Expected dividend yield	0%

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. We estimate the volatility of common stock on the date of grant based on comparable publicly traded companies in our industry group. The expected term of our stock options has been determined using the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that we have never paid cash dividends on common stock and do not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expenses could be materially different for future awards.

The resulting grant-date fair value was $0.42 per option, or approximately $78.0 million in aggregate.

Compensation Expense

As of December 31, 2025, the implied Company Stock Price under the alternative formula was approximately $2.33 per share (vs. the Tranche 1 target of $2.37), and the implied Company valuation was approximately $115 million (vs. the Tranche 1 threshold of $200 million). Because both conditions must be satisfied for any tranche to vest and neither is currently met, the Company has determined that all seven tranches are not probable of being achieved.

Per ASC 718-10-25-20, no stock-based compensation expense has been recognized for the year ended December 31, 2025. The Company will reassess probability at each subsequent reporting date. If a performance condition becomes probable, cumulative catch-up expense will be recognized based on the elapsed portion of the five-year requisite service period, with the remainder amortized straight-line. The maximum aggregate compensation cost that would be recognized if all conditions were met is approximately $78.0 million.

Performance vesting under the 2025 Plan is based on Company Stock Price Targets and Valuation Thresholds. While the Common Stock is not listed on a national securities exchange, “Company Stock Price” is calculated using the following formula: (20 × ARR (Plan Purposes)) + (2 × real estate book value), divided by total outstanding shares. These performance conditions involve internally calculated metrics that may be subjective, may differ from GAAP revenue, may differ from cash recurring revenue, and may not reflect a valuation that an unaffiliated third party would assign in an actual transaction.

No stock-based compensation expense was recognized for these performance-based awards in 2025 because achievement of the performance conditions is not yet considered probable. If achievement becomes probable in a future period, the Company would recognize material stock-based compensation expense, which could materially reduce GAAP net income.

Warrants

A summary of information related to warrants is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2023	14,557,662	$1.00	$-
Granted	712,500	1.00
Exercised	(5,199,184)	1.00
Forfeited	(9,358,478)	1.00
Outstanding as of December 31, 2024	712,500	1.00	$-
Granted	-	-
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2025	712,500	$1.00	$-

NOTE 9 — RELATED PARTY TRANSACTIONS

Founder Subscription Receivable. In August 2022, the Company issued 1,000,000 voting shares to its founder for $1,000,000, evidenced by a promissory note at 4.55% per annum secured by the voting shares. As of December 31, 2023, the balance was $752,249 (contra equity). In 2024, the note and accrued interest of $68,268 were forgiven; the total $820,517 was charged to general and administrative expense.

Property Purchase. In September 2024, the Company purchased a multi-unit apartment building from the CEO for $1,600,000, which was below estimated fair market value.

Convertible Bonds. In December 2024, the CEO invested $5,000,000 in the Company’s convertible bond offering on terms identical to those offered to other investors. Interest expense to the CEO was approximately $250,000 for the year ended December 31, 2025. Kevin Paffrath then again invested again a separate and additional $1,000,000 in the 2025 Reg A round.

Consulting Services. Ross Gerber, a member of the Company’s Board of Directors, owns 36% of Gerber-Kawasaki Inc. ("Gerber Kawasaki"). Beginning January 1, 2024, Mr. Gerber began providing monthly financial statement review services and net asset value evaluations at a rate of $5,000 per month. Consulting fees paid to Mr. Gerber were $60,000 and $60,000 for the years ended December 31, 2025 and 2024, respectively.

2025 Stock Option Grants. On December 17, 2025, the Board of Directors approved stock option grants to five related parties under the 2025 Nonstatutory Stock Option Plan, for an aggregate of 179,220,960 options to purchase non-voting common stock at $0.66 per share. Grantees include the CEO and Chairman Kevin Paffrath (136,655,982 options held through the Paffrath family trust, COO McKay Thomason (22,402,620 options), CMO Lauren Paffrath (6,720,786 options held through the Paffrath family trust and Directors Ross Gerber and Bill Stewart (6,720,786 options each). As described in Note 8, no compensation expense was recognized for these awards during the year ended December 31, 2025 because the performance conditions are not probable of being achieved.

Transfer of Meet Kevin Course and Membership Operations

As of November 1, 2025, the Company became the operator and service provider for certain Meet Kevin-branded courses, memberships, Alpha Membership, Alpha Report, ReinvestAI, and related products (collectively the “Transferred Products”), which had previously been associated with The Paffrath Organization, Inc. or related platforms. The Paffrath Organization, Inc. is a related party and an entity under common control with the Company. The transfer included servicing responsibilities and revenue rights for the Transferred Products, but did not include any underlying software applications, employees, or other operational infrastructure.

Because the transfer occurred between entities under common control, the Company accounted for the transaction in accordance with ASC 805-50, which requires that assets and liabilities transferred between entities under common control be recorded at the transferor's historical carrying basis rather than at fair value. The transferor did not have any recognized intangible assets or other recorded carrying values associated with the Transferred Products. Accordingly, no assets or liabilities were recorded by the Company in connection with the transfer. The Company recognizes revenue and deferred revenue arising from customer arrangements entered into or assumed after the transfer date in accordance with its revenue recognition policy.

Management further evaluated the transfer under ASC 805 and concluded that the transferred set of activities did not meet the definition of a business. In making this determination, the Company concluded that substantially all of the fair value of the gross assets acquired, if any, is concentrated in a group of similar identifiable intangible assets consisting primarily of related digital content and associated customer-facing materials. These assets are similar in nature, risk, and revenue-generating characteristics and are utilized collectively to provide subscription-based and educational offerings.

In addition, the Company evaluated whether the transferred set included a substantive process that, together with the inputs acquired, significantly contributes to the ability to create outputs. While the Transferred Products include digital content and existing mechanisms through which revenue may be generated, management determined that the transferred set does not include a substantive process as contemplated by ASC 805. The transfer did not include an organized workforce or other elements necessary to independently operate and sustain the activities without significant ongoing involvement by the Company. Accordingly, the Company concluded that the transferred set does not constitute a business and the transaction has been accounted for as an asset transfer.

Acquisition of 8164 Platinum Street

In October 2025, the Company acquired 8164 Platinum Street, Ventura, California from an entity controlled by Kevin Paffrath for $920,000. Prior to the acquisition, the Company leased the property as office space for $6,000 per month from an entity controlled by Mr. Paffrath or his affiliates. The final closing statement reflects a sale price of $920,000, and a rent proration based on monthly rent of $6,000.

The Company obtained two independent appraisals of the property, dated October 2025, with opinions of market value of $980,000 and $1,000,000, respectively. Management concluded that the purchase price was below the independently appraised values and that the transaction eliminated the Company’s related-party office lease obligation. The Company is now responsible for property-related expenses, property taxes, repairs, etc., but no longer pays a $6,000 per month lease.

NOTE 10 — INCOME TAXES

The Company is subject to federal income tax at 21% and California state income tax at approximately 8.8%, resulting in a combined statutory rate of approximately 29.8%. The Company has incurred net losses since inception and has not recorded any income tax benefit. All operating activity is domestic.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to cumulative losses through December 31, 2025, and no history of generating taxable income. Therefore, valuation allowances of $2,241,592  and $1,624,948 at December 31, 2025 and 2024, respectively, were necessary to reduce the deferred tax assets to the amount that will more likely than not be realized.

The following is a summary of the Company’s tax provision and deferred tax assets for 2025 and 2024:

Provision for Income Taxes

Years Ended December 31,
	2025	2024
Current - Federal	$-	$-
Current - State	-	-
Deferred - Federal	-	-
Deferred - State	-	-
Total provision	$-	$-

Effective Tax Rate Reconciliation

	Years Ended
	December 31,
	2025	2024
Statutory federal rate	21.00%	21.00%
State taxes, net of federal	8.80%	8.80%
Permanent differences	0.20%	6.80%
Other	-	-6.00%
Change in valuation allowance	-30.00%	-30.60%
Effective tax rate	0.00%	0.00%

Deferred Tax Assets

	Years Ended
	December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$2,241,592	$1,624,948
Gross deferred tax assets	2,241,592	1,624,948
Valuation allowance	(2,241,592)	(1,624,948)
Net deferred tax asset	$-	$-

As of December 31, 2025, the Company had federal and state NOL carryforwards of approximately $7.5 million, which carry forward indefinitely under the TCJA. The NOL deduction is limited to 80% of taxable income.

	Years Ended
	December 31,
	2025	2024
Balance, beginning of year	$1,624,948	$157,272
Increase during year	616,644	1,467,676
Balance, end of year	$2,241,592	$1,624,948

At December 31, 2025 and 2024, the Company had gross U.S. Federal income tax net operating loss (“NOL”) carryforward of approximately $7.5 million and $5.5 million, respectively, that may be used to offset future taxable income. The NOL was generated after 2017 and can be carried forward indefinitely under the Tax Cuts and Jobs Act.

The IRC contains limitations on the use of net operating loss carryforwards and other tax attributes after the occurrence of a substantial ownership change as defined by IRC Section 382. The Company has not performed a detailed analysis, however utilization of such net operating loss carryforwards may be significantly limited in the future.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company is subject to taxation in the U.S. and various state jurisdictions. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though all tax years from 2022 on remain open to examination.

The Company’s tax years from 2022 through 2025 remain open to examination.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company no longer has an operating lease, following the related-party acquisition of 8164 Platinum Street Ventura, CA 93004. See Note 5 and Note 9.

Litigation

In 2024, the Company became involved in an earnest money dispute for a contested property purchase in Texas. The plaintiff (seller) alleges the Company breached the contract and is seeking $1,000,000. The Company denies the allegations and asserts fraud, breach of contract, and defamation against the seller. The Company intends to defend vigorously. The case was dismissed without prejudice in 2025, however was refiled by plaintiff in 2026. House Hack, Inc. will vigorously defend, believes the plaintiff has no legal grounds and will not be successful. In management’s opinion, the resolution of this matter is not expected to have a material adverse effect on the Company’s financial position.

In February 2026, the staff of the SEC Division of Enforcement notified the Company that it had concluded its investigation as to House Hack, Inc. (HO-15114) and, based on the information available as of that date, did not intend to recommend an enforcement action against the Company. The Company cooperated with the investigation and produced records requested by the staff. The notice stated that it must not be construed as indicating that the Company has been exonerated or that no action may ultimately result from the staff’s investigation.

NOTE 12 — SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 30, 2026, the date the financial statements were available to be issued.

Public Securities Treasury Allocation

Subsequent to December 31, 2025, the Company began allocating a limited portion of its corporate treasury to publicly traded equity securities and related investment products. As of April 30, 2026, the allocation was less than $1.0 million and less than 10% of the Company’s cash and short-term investments. The Company currently intends these positions to be corporate treasury assets used for liquidity management, strategic treasury management, software research, and related business purposes, including research and experience relevant to StockAI and related software initiatives.

Convertible Bonds

Through the issuance date of these financial statements, the Company has received approximately $9,560,000 in additional proceeds of convertible bonds pursuant to its Regulation A offering.

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this Annual Report are incorporated by reference or are filed with this Annual Report, in each case as indicated below.

Exhibit No.	Description
2.1	Articles of Incorporation*
2.2	Articles of Amendment of House Hack, Inc.*
2.3	By-laws*
4.1	Form of Subscription Agreement of House Hack, Inc.*
6.3	Kevin Paffrath Promissory Note, dated January 12, 2023*

*	Incorporated by reference from the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-12302)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOUSE HACK, INC.

/s/ Kevin Paffrath
By Kevin Paffrath
Title: Chief Executive Officer and Director Date: April 30, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Kevin Paffrath
Chief Executive Officer, Principal Accounting Officer, Principal Financial Officer and Director
Date: April 30, 2026

/s/ William Stewart
Director
Date: April 30, 2026

/s/ Ross Gerber
Director
Date: April 30, 2026